Exhibit 1

SUMMARY

Unless the context otherwise requires, references herein to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References herein to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

References herein to “Total Financial Obligations” refer to: (i) total debt plus (ii) total other financial obligations, less (iii) the liability component of the 10% mandatory convertible notes (the “Mandatory Convertible Notes”) issued by CEMEX, S.A.B. de C.V. (the “Company”). Other financial obligations does not include (a) our securitization programs and (b) the equity component of (x) the Mandatory Convertible Notes, (y) the 4.875% Convertible Subordinated Notes due 2015 issued by the Company (the “2010 Optional Convertible Subordinated Notes”) and (z) the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, each issued by the Company (together, the “2011 Optional Convertible Subordinated Notes”).

CEMEX

Founded in 1906, CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2011 of approximately 95.6 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 160 million tons, in each case based on our annual sales volumes in 2011. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.4 million tons of cement and clinker in 2011. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps548 billion (U.S.$39 billion) as of December 31, 2011, and an equity market capitalization of approximately Ps98.8 billion (U.S.$7.7 billion) as of February 24, 2012.

As of December 31, 2011, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2011, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2011
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	64	15	29.3
United States	246	13	17.1
Northern Europe
United Kingdom(2)	33	3	2.4
Germany	12	2	4.9
France	16	—	—
Rest of Northern Europe(3)	19	3	4.6
Mediterranean
Spain	58	8	11
Egypt	8	1	5.4
Rest of Mediterranean(4)	11	3	2.4
South America and the Caribbean
Colombia	12	6	4.8
Rest of South America and the Caribbean(5)	22	5	8.0
Asia
Philippines	9	2	4.5
Rest of Asia(6)	2	1	1.2
Corporate and Other Operations	36	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “Installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.6 million tons of cement.
(2)	“Number of cement plants” and “Installed cement production capacity” includes a cement plant which has been mothballed since November 2008, with an annual installed capacity of 0.3 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2011, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of December 31, 2011.
(4)	Refers primarily to our operations in Croatia, the United Arab Emirates (“UAE”) and Israel.
(5)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(6)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2011

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2011:

Breakdown of Net Sales by Product for the Year Ended December 31, 2011

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2011:

Financial Ratios

	As of and for the Year Ended December 31,
	2007	2008	2009	2010	2011
Ratio of Operating EBITDA to interest expense(1)	5.53	4.49	2.68	1.80	1.62
Ratio of earnings to combined fixed charges under MFRS(2)	4.37	(1.40)	0.65	0.30	0.14

N/A Not Applicable.

(1)

We have included these financial ratios because they are a convenient means by which investors measure a company’s ability to service debt. Operating EBITDA equals operating income before amortization expense and depreciation. Operating EBITDA differs from Consolidated EBITDA, as such term is defined in each of the indentures governing the (i) 9.50% Senior Secured Notes due 2016 and 9.625% Senior Secured Notes due 2017 issued by CEMEX Finance LLC, or together, the December 2009 Notes, (ii) 9.25% Senior Secured Notes due 2020 and 8.875% Senior Secured Notes due 2017 issued by CEMEX España, acting through its Luxembourg branch, or together, the May 2010 Notes, (iii) 9.000% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V., or the January 2011 Notes, (iv) additional 9.25% Senior Secured Notes due 2020 issued by CEMEX España, acting through its Luxembourg branch, or the Additional May 2010 Notes, (v) Floating Rate Senior Secured Notes due 2015 issued by CEMEX, S.A.B. de C.V., or the April 2011 Notes, and (vi) additional 9.000% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V., or the Additional January 2011 Notes. We refer to the December 2009 Notes, May 2010 Notes, January 2011 Notes, Additional May 2010 Notes, April 2011 Notes and Additional January 2011 Notes, collectively, as the Existing Senior Secured Notes. Under Mexican Financial Reporting Standards, or MFRS, CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in note 11B to our consolidated financial statements included in our Form 6-K filed with the Securities and Exchange Commission on February 24, 2012 (containing consolidated audited financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009) (the “6-K”). Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS as reported in the statements of operations, before giving effect to any non-controlling interest, and to net cash flows provided by continuing operations as reported in the statements of cash flows, which we consider to be the most comparable measure as determined under MFRS. Interest expense presented in this chart differs from the definition of Consolidated Interest Expense as such term is defined in the indentures governing the Existing Senior Secured Notes. Interest expense under MFRS does not include coupon payments and issuance costs of the 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures and 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures (collectively, the “Debentures”), issued by consolidated entities of approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009, approximately Ps1,624 million for 2010 and approximately Ps1,010 million for 2011, as described in note 16D to our consolidated financial statements included in the 6-K.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in millions of Pesos)
Reconciliation of operating EBITDA to net cash flows provided by continued operations
Operating EBITDA	Ps48,752	Ps45,787	Ps36,153	Ps29,317	Ps29,102
Less:
Operating depreciation and amortization expense	17,142	19,699	20,313	18,474	17,119
Operating income	Ps31,610	Ps26,088	Ps15,840	Ps10,843	Ps11,983

Plus/minus:
Changes in working capital excluding income taxes	(877)	1,299	(2,599)	100	2,327
Operating depreciation and amortization expense	17,142	19,699	20,313	18,474	17,119
Other items, net	(3,484)	(8,631)	174	(7,579)	(8,818)
Net cash flows provided by continued operations after income tax	Ps44,391	Ps38,455	Ps33,728	Ps21,838	Ps22,611

(2)	For purposes of determining the ratio of earnings to combined fixed charges, (a) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and our estimate of the interest within rental expense. The denominator of this ratio under MFRS does not include coupon payments and issuance costs of the Debentures issued by consolidated entities, which were approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009, approximately Ps1,624 million for 2010 and approximately Ps1,010 million for 2011, as described in note 16D to our consolidated financial statements included in the 6-K.

Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia, Poland and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the United States, Spain, Italy, Australia and elsewhere.

Provide our customers with the best value proposition

We want CEMEX to be the supplier of choice for our customers, whether global construction firms or individuals building their family’s first home. We want to provide them with the most efficient and effective building solutions for their construction project, large or small. We seek a clear understanding of what they require to meet their needs.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated turnkey solutions provider, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also recently provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit. We also continue innovating with new products, and recently launched two new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement (including with lenders who are affiliates of J.P. Morgan and BofA Merrill Lynch), which extended the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank facilities and private placement obligations, of which U.S.$7,195 million remained outstanding as of December 31, 2011. Since entering into the Financing Agreement, we have successfully completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities. As of December 31, 2011, we had principal payments due under the Financing Agreement of U.S.$488 million on December 15, 2013 and U.S.$6,707 million on February 14, 2014. We currently have funds available to address all of our significant scheduled maturities until the December 15, 2013 maturity under the Financing Agreement. Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, the Company maintains an ongoing dialogue with its creditors regarding refinancing alternatives for its upcoming maturities.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In 2012, our objective is to raise in excess of U.S.$500 million from asset sales.

Global Cost-Reduction Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. CEMEX is targeting to generate approximately U.S.$400 million in annualized cost savings intended to improve our operating results by the end of 2012 through the implementation of this program, which contemplates an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 28%, from 61,545 employees as of December 31, 2007 to 44,104 employees as of December 31, 2011. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2011, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$459 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

RISK FACTORS

Risks Relating to Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico and Western Europe. Despite some aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent several of the countries where we operate from experiencing further economic declines. The construction downturn has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the United States, Spain, Ireland and the United Kingdom). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the United States and Mexico, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the economic crisis or delays in implementing any such plans could adversely affect demand for our products.

In the United States, the recession was longer and deeper than the previous two recessions during the 1990s and in early 2000, and the economic uncertainty continues despite some recent positive signals. In 2011, housing starts, the primary driver of cement demand in the residential sector, reached a total of 606,900, according to the U.S. Census Bureau, which was 3.4% higher than the 2010 total of 586,900. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. As part of the announced government fiscal stimulus package, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which provided for approximately U.S.$85 billion for infrastructure spending. To date, however, spending under this program has not been effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sectors during 2010, with contract awards—a leading indicator of construction activity—declining 17% in 2010 compared to 2009, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. In 2011, contract awards increased 6% compared to 2010, according to FW Dodge; our U.S. operations’ domestic cement sales volumes, however, decreased 2% in 2011 compared to 2010.

The Mexican economy was also significantly and adversely affected by the financial crisis. Mexican dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder economic growth in Mexico. The crisis also adversely affected local credit markets resulting in an increased cost of capital that had a negative impact on companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 20.5% against the Dollar. During 2009 and 2010, the Mexican Peso had a mild recovery, appreciating by approximately 5% and 6%, respectively, against the Dollar. During 2011, the Mexican Peso depreciated by approximately 11.5% against the Dollar. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a contraction of Mexican economic output will not take place, which would negatively affect the construction sector and demand for our products.

Many Western European countries, including the United Kingdom, France, Spain, Germany and Ireland, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the United Kingdom. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 17% in 2011 compared to 2010. Our domestic cement and ready-mix concrete sales volumes in Spain decreased approximately 19% and 21%, respectively, in 2011 compared to 2010. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Furthermore, the austerity measures being implemented by some European countries could result in further declines in construction activity and demand for our products. In addition, a default by Greece on its debt or its exit from the

Euro could have a negative impact on other countries in Europe in which we operate, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. If these risks materialize, our business, financial condition and results of operations may be adversely affected. The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand. In addition, the current concerns about sovereign debt and the budget deficit levels of Greece, Ireland, Portugal, Spain, Italy and several other European countries have resulted in increased volatility and risk perception in the financial markets.

The Central and South American economies also pose a downside risk in terms of overall activity. A new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/or prices. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on cement prices and demand for cement and ready-mix concrete, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. In the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. Our operations in the UAE have been adversely affected by credit concerns and the end of the construction boom. In addition, the accumulated housing overhang, the rapid decline in property values and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region. The political instability in Egypt in 2010 and 2011, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011, is continuing and has caused a reduction in overall economic activity in Egypt, which is negatively affecting demand for building materials, and interruptions in services, such as banking, which is also having a material adverse effect on our operations in Egypt.

If the economies of the major countries where we operate were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency (the “Eurozone”). Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro, and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse affect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

The Financing Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to

December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current economic conditions and high volatility in foreign exchange rates and the financial and capital markets. For the period ended December 31, 2011, we expect to report to the lenders under the Financing Agreement a consolidated coverage ratio of approximately 1.88:1 and a consolidated leverage ratio of approximately 6.64:1, each as calculated pursuant to the Financing Agreement. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million.

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (as defined in the Financing Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders. Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of Standard & Poor’s Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings; (ii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iii) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, S.A.B. de C.V., any borrower under an existing facility agreement (as defined in the Financing Agreement) or any other of our material subsidiaries (as defined in the Financing Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Financing Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the participating creditors determine would result in our failure, taken as a whole, to perform payment obligations under the existing facilities or the Financing Agreement; and (xiii) failure to comply with laws or our obligations under the Financing Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our debt maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2011, our Total Financial Obligations were Ps239,118 million (U.S.$17,129 million), not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures, but including our debt subject to the Financing Agreement, which was approximately Ps100,442 million (U.S.$7,195 million). Of such Total Financial Obligations amount, approximately Ps5,202 million (U.S.$373 million) is maturing during 2012; Ps7,987 million (U.S.$572 million) is maturing during 2013; Ps111,869 million (U.S.$8,013 million) is maturing during 2014 (including the last principal payment under the Financing Agreement of U.S.$6,707 million due on February 14, 2014); Ps19,656 million (U.S.$1,408 million) is maturing during 2015; Ps35,950 million (U.S.$2,575 million) is maturing during 2016; and Ps58,454 million (U.S.$4,186 million) is maturing after 2016.

If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition. The failure to achieve a refinancing or extension of maturity of the Financing Agreement prior to its maturity in February 2014 would have a material adverse effect on our liquidity and on our ability to meet our other obligations, including our other indebtedness.

Our ability to comply with our financial covenants and payment obligations under the Financing Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Financing Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2011, we had U.S.$616 million in receivables financing facilities, which consisted of securitization programs in Spain, the United States, France (which incorporated the sale of trade receivables in the United Kingdom) and Mexico. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last few years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating, our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. Although we have been able to raise debt, equity and equity-linked capital following our entry into the Financing Agreement in August 2009, as capital markets recovered, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

The Financing Agreement restricts us from incurring additional debt, subject to a number of exceptions. The debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1.0 billion (of which up to U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors subject to our right to retain cash on hand up to U.S.$650 million, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Financing Agreement), and to temporarily reserve proceeds from asset disposals, permitted refinancings and cash on hand, to be applied to the repayment of CBs that are scheduled to mature during 2012.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The terms of our indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

We have issued a total of U.S.$5,392 million and €465 million aggregate principal amount of senior secured notes under the indentures governing such notes. The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Each of the covenants is subject to a number of important exceptions and qualifications.

Furthermore, upon the occurrence of any event of default under the Financing Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts, to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we currently are seeking to dispose of assets to reduce our overall leverage and the Financing Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, there is no assurance that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction.

During 2009, we reduced the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments, which we finalized during April 2009. The Financing Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2011, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts on third party shares and equity derivatives on our own shares (including our capped call transactions in connection with (i) the 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, which we closed in March 2010, and (ii) the 3.25% Convertible Subordinated Notes due 2016 and 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, which we closed in March 2011), a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects. See note 12D to our consolidated financial statements included in the 6-K.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net income and our related ratios. For the years ended December 31, 2009, 2010 and 2011, we had net losses related to the recognition of changes in the fair value of derivative financial instruments during the applicable period for approximately Ps2,160 million (U.S.$141 million), Ps849 million (U.S.$67 million) and Ps3,994 million (U.S.$320 million), respectively. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding or new equity derivative positions, we may incur net losses from our derivative financial instruments. See note 2K to our consolidated financial statements included in the 6-K.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in 2011 and in recent years. Energy and fuel prices have recently increased and may continue to increase as a result of the political turbulence in Iran, Iraq and other countries in Africa and the Middle East. In an attempt to mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as tires, biomass and household waste, which will make us less vulnerable to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate further, impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under MFRS.

As of December 31, 2011, approximately 41% of our total assets were intangible assets, of which approximately 71% (Ps158,951 million) corresponded to goodwill related primarily to our acquisitions of RMC Group, p.l.c., or RMC, and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value in use of the reporting units to which those intangible assets relate (a reporting unit comprises multiple cash generating units), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use after-tax discount rates, which are applied to after-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 11B to our consolidated financial statements included in the 6-K.

For the year ended December 31, 2010, we recognized a goodwill impairment loss under MFRS of approximately Ps189 million (U.S.$15 million) associated with our reporting unit in Puerto Rico, which we acquired in July 2002. For the year ended December 31, 2011, we recognized a goodwill impairment loss under MFRS of approximately Ps145 million (U.S.$12 million) associated with our reporting unit in Latvia, which we acquired in March 2005. See notes 11 and 11B to our consolidated financial statements included in the 6-K.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value, led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our 2008 consolidated financial statements under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which an estimated impairment loss corresponding to the United States reporting unit was recognized for approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS) related to the completion of the second step required to allocate the fair value of the U.S. reporting unit’s net assets. During 2009, we completed our U.S. GAAP analysis in connection with the year 2008 impairment exercise and reduced final impairment losses under U.S. GAAP by approximately U.S.$71 million. We did not recognize any additional goodwill impairment losses under U.S. GAAP for the year ended December 31, 2010.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

CEMEX, S.A.B. de C.V. is a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and its holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Financing Agreement restricts CEMEX, S.A.B de C.V.’s ability to declare or pay cash dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to us will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our U.S. Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our U.S. Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our Total Financial Obligations is denominated in Dollars. As of December 31, 2011, our U.S. Dollar-denominated Total Financial Obligations represented approximately 77% of our Total Financial Obligations, not including approximately U.S.$748 million of U.S. Dollar-denominated Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our U.S. Dollar-denominated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2011, Mexico, the United Kingdom, Germany, France, the Rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia), Spain, Egypt, the Rest of the Mediterranean region (which includes our subsidiaries in Croatia, UAE and Israel) and Colombia, our main non-U.S. Dollar-denominated operations, together generated approximately 67% of our total net sales in Peso terms (approximately 22%, 8%, 8%, 7%, 7%, 4%, 3%, 4% and 4%, respectively) before eliminations resulting from consolidation. In 2011, approximately 16% of our net sales in Peso terms were generated in the United States. During 2011, the Peso depreciated approximately 11.5% against the Dollar, the Euro depreciated approximately 2.8% against the Dollar and the Pound remained almost flat against the Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2011, our Euro denominated Total Financial Obligations represented approximately 20% of our Total Financial Obligations, not including the €147 million aggregate principal amount of Euro-denominated Debentures.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, the “Regulatory Matters and Legal Proceedings” section, we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe and antitrust actions by private parties in Florida. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur. See “Regulatory Matters and Legal Proceedings.”

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (the “EPA”) issued the final portland cement national emission standard for hazardous air pollutants under the federal Clean Air Act (“Portland Cement NESHAP”). This rule requires portland cement facilities to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter, and is scheduled to take effect in 2013. The EPA also promulgated New Source Performance Standards (the “NSPS”) for cement plants at the same time. The Company, along with others in its industry, has challenged these rules in administrative and judicial proceedings. In the administrative proceeding, the EPA agreed to reconsider certain aspects of both the Portland Cement NESHAP and NSPS rules. It did not, however, delay implementation of the rules, and it refused to reconsider certain aspects of the rules considered important to us. In the judicial proceeding, a December 2011 decision of the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP and asked the EPA to recompute the standards; however, the court declined to stay the rule pending reconsideration and therefore the compliance date remains September 2013. The court also rejected all challenges to the NSPS rule. If the rules take effect as currently constituted, or if the remand results in the EPA issuing a stricter Portland Cement NESHAP rule, such developments could have a material impact on our business or results of operations.

In addition, the Company and others in its industry have challenged the EPA’s final emissions standards for commercial and industrial solid waste incinerators (“CISWI”), which were published in March 2011. The challenges assert, among other things, that the rules impermissibly overlap with the Portland Cement NESHAP and create ambiguity with respect to how portland cement kilns will be regulated in the future. In May 2011, the EPA announced that it will postpone implementation of the standards while it reconsiders portions of the rules and addresses related legal challenges. EPA re-proposed the CISWI rule in December of 2011. The re-proposed rule is less stringent in some respects than the previous final rule of March 2011; however, the proposed standards remain challenging. The EPA sought comments on the re-proposed rule, which were due February 21, 2012. The Portland Cement Association provided industry comments to the CISWI proposal. The pending administrative and judicial proceedings will be held in abeyance while EPA is re-considering the rule. If the rules take effect as proposed, they could have a material impact on our business or results of operations.

The EPA also has proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act (“RCRA”). We use CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material, in some of our ready-mix concrete products. It is too early to predict how the EPA will ultimately regulate CCPs, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the mix of our products away from ones that use CCPs as a raw material. Based on current information, we believe, although there can be no assurance, that such matters will not have a material impact on us. The EPA has announced that it plans to finalize the rule by late 2012.

Efforts to address climate change through domestic federal, state and regional laws and regulations, as well as through international agreements and the laws and regulations of other countries, to reduce the emissions of greenhouse gases (“GHGs”) can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls.

The EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. The EPA issued a Mandatory Reporting of GHG Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We are in the process of complying with this regulation, and do not expect this rule to have a material economic impact on us.

In 2010, the EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to the EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, would need to apply for a PSD permit as of January 2, 2011, for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2e”).

Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the Clean Air Act would need to acquire a PSD permit for construction or modification activities that increase CO2e by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Beginning in July 2011, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e and undergoes modifications that would emit 75,000 tons/year of CO2e, must comply with PSD obligations. This rule is now in effect and CEMEX USA facilities are complying with these requirements. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have had a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

On the legislative front, during the past few years, various bills have been introduced in the U.S. Congress seeking to establish caps or other limits on GHG emissions. However, Republicans took control of the House of Representatives in the November 2010 elections, and it is highly unlikely that legislation addressing GHG emissions will be passed by Congress as long as Republicans remain in control of the House. On the contrary, the House has passed a numbers of measures that would invalidate EPA’s authority to establish GHG emissions for stationary sources. Nonetheless, any legislation imposing significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including competition from imports in countries where such costs are not imposed on manufacturing.

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020 and places responsibility with the California air Resources Board (“CARB”) to develop the implementing regulations which, among other things, requires the minimization of leakage to the extent feasible. In October 2011, CARB approved a cap-and-trade program that will go into effect in January 2013 for the utility and industrial sectors, which includes the cement sector. Based on the current regulatory framework, we expect that CARB will distribute free emission allowances to industrial facilities under an output based benchmark system based on each industrial sector’s leakage risk. Emission allowances may be used to satisfy a covered entity’s compliance obligation under the cap. The cement sector was classified in the high leakage risk category which uses a 100% leakage assistance factor over the 2013 through 2020 period. Thus, based on the current regulatory framework, we expect to be able to satisfy a substantial portion of our compliance obligation under the cap using free allowances over the years 2013 through 2020, which could reduce the cost of complying with the cap. The program is designed to incentivize industrial facilities to improve energy efficiency and substitute lower carbon fuels for fossil fuels and the company is actively pursuing these opportunities as part of its alternative fuels program. However, even with the expected distribution of free allowances to the cement industry and advancements in energy efficiency and fuel substitution, we cannot provide assurance that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

Also, in 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. The company may incur substantial expenditures to comply with these requirements. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending certain compliance dates and modifying compliance requirements.

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain, Germany, Latvia and Poland are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. In December 2008, the European Commission, Council, and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector according to their historical clinker production. On April 27, 2011, the European Commission adopted a Decision setting out the rules, including benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be allocated free annually to industrial sectors, including the cement sector, that are deemed to be exposed to the risk of carbon leakage. Based on the criteria in the Decision, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will exceed our emissions, assuming that the cement industry continues to be considered a trade exposed industry. However, a review of the qualifying criteria for being considered as a trade exposed industry is to take place in 2014 and it is possible that the cement industry could lose that status. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the EU. For example, there is now a trading scheme in place in Croatia, who are due to become members of the European Union on July 1, 2013 after which their scheme will in due course be incorporated into that of the EU ETS.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing clean development mechanism (“CDM”) projects under the Kyoto Protocol in emerging markets. We have registered 5 CDM projects. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

Although we monitor other international efforts to regulate GHG emissions carefully, it is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. A Conference of Parties was held in November-December 2011 in Durban, South Africa, extending the Kyoto Protocol for five more years (until 2017). The Durban package states that a new international agreement with legal force, that would include emission reduction targets for developing countries, must be agreed by 2015 and implemented by 2020.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). Under various laws, we may be subject to claims related to exposure to these or other substances.

Environmental laws and regulations also impose liability and responsibility on present and former owners, operators or users of facilities and sites for hazardous substance contamination at such facilities and third-party disposal sites without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures. See “Regulatory Matters and Legal Proceedings—Environmental Matters.”

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity significantly increased. As of December 31, 2011, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2011, see “Summary—Geographic Breakdown of Net Sales for the Year Ended December 31, 2011.”

Our operations in the South America and the Caribbean region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. There can be no assurance that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability.

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt then issued a statement expressing a commitment to oversee an orderly transition of power by holding elections under a stable environment. Since then, demonstrations and protests have continued to take place across Egypt. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date hereof. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. There can be no assurance that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

The Mexican tax consolidation regime may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform will require CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 is taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%).

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$23 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the “1999 to 2004” period. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$36 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the “1999-2004” period, and also included the first payment of 25% of the Additional Consolidation Taxes for the “2005” period. As of December 31, 2011, our estimated payment schedule of remaining taxes payable resulting from changes in the tax consolidation regime was as follows: approximately Ps693 million in 2012, approximately Ps693 million in 2013, approximately Ps1.9 billion in 2014 and approximately Ps8.9 billion in 2015 and thereafter. For the year ended December 31, 2011, we paid approximately Ps831 million (U.S.$59.5 million) of Additional Consolidation Taxes. See “Regulatory Matters and Legal Proceedings—Tax Matters” and notes J and 15D to our consolidated financial statements included in the 6-K.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. However, we cannot assure you that we will prevail in this constitutional challenge. As of June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

It may be difficult to enforce civil liabilities against us, the Issuer or our respective directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, CEMEX España is a corporation (sociedad anónima) organized under the laws of Spain and CEMEX España, S.A., Luxembourg Branch is a branch of CEMEX España established under the laws of Luxembourg. Substantially all of CEMEX, S.A.B. de C.V.’s directors and officers reside in Mexico, substantially all the officers and directors of CEMEX España reside in Spain and Mexico, and those of CEMEX España, S.A. Luxembourg Branch reside in Europe, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the territory of the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us, CEMEX España or the Issuer in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by approximately 1% and 20.5% in 2007 and 2008, respectively, appreciated against the Dollar by approximately 5% and 6% in 2009 and 2010, respectively, and depreciated against the Dollar by approximately 11.5% in 2011. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average (1)	High	Low
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51

Monthly (2011)
September	13.87		14.08	12.31	13.77		13.87	12.26
October	13.33		14.05	13	13.17		13.93	13.1
November	13.64		14.21	13.34	13.62		14.25	13.38
December	13.96		14.02	13.48	13.95		13.99	13.49

Monthly (2012)
January	13.05		13.91	12.93	13.04		13.75	12.93
February(2)	12.90		12.90	12.66	12.81		12.95	12.63

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	February noon buying rates are through February 17, 2012. CEMEX accounting rates are through February 24, 2012.

On February 24, 2012, the CEMEX accounting rate was Ps12.90 to U.S.$1.00. Between January 1, 2012 and February 17, 2012, the Peso appreciated by 8.9% against the Dollar, based on the noon buying rate for Pesos.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of and for each of the five years ended December 31, 2011 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, 2010 and 2009 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included in the 6-K. Our audited consolidated financial statements for the year ended December 31, 2011 were approved by our shareholders at our 2011 annual shareholders’ meeting held on February 23, 2012.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed operating control. As a result, the financial data for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 may not be comparable to that of prior periods.

Our consolidated financial statements included in the 6-K have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP.

In November 2008, the Mexican National Banking and Securities Commission (“CNBV”) published regulations requiring registrants whose shares are listed on the Mexican Stock Exchange to stop preparing their financial statements using MFRS and to begin preparing their consolidated financial statements using IFRS as issued by the International Accounting Standards Board (“IASB”) no later than January 1, 2012. Earlier adoption was allowed following certain requirements published by the CNBV.

On August 31, 2010, the Mexican Board of Financial Reporting Standards (CINIF) issued MFRS Interpretation 19 (“Interpretation 19”) requiring companies in the process of adopting IFRS to disclose any obligation and/or decision to adopt IFRS, the expected date of adoption of IFRS and the estimated impact of the adoption on the financial statements. The interpretation is effective for all financial statements issued on or after September 30, 2010.

In order to be in a position to adopt IFRS, as issued and interpreted by the IASB, we gathered the necessary material and human resources required for the identification and quantification of the differences between MFRS and IFRS for purposes of the initial balance sheet as of January 1, 2010, as well as for the conversion to IFRS of its financial information systems. As of December 31, 2011, the migration process to IFRS had been substantially completed. We are in the process of finalizing our financial statements under IFRS for the years ended December 31, 2011 and 2010, using for these purposes, the IFRS effective as of December 31, 2011, and expect to issue our financial statements under IFRS during the first quarter of 2012. See note 24 to our consolidated financial statements included in the 6-K for a description of our migration to IFRS and details of the main effects in our consolidated financial statements following disclosure requirements of Interpretation 19.

As a result of the adoption of IFRS by CEMEX, the 2011 consolidated financial statements of CEMEX included in the 6-K are the last MFRS financial statements to be published by CEMEX, and all future consolidated financial information will be prepared on the basis of IFRS. In addition, the regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while CEMEX has in the past reconciled its consolidated financial statements to U.S. GAAP, those reconciliations will no longer be presented in our filings with the SEC. Therefore, any references to accounting treatments under MFRS or U.S. GAAP relate solely to the application of MFRS or U.S. GAAP to our historical consolidated financial statements, but do not relate to the accounting treatments we will follow in the future, which will be on the basis of IFRS.

Beginning on January 1, 2008, according to MFRS B-10, “Inflation effects,” inflationary accounting will only be applied in a high-inflation environment, defined by MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation will be restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year and inflation is applied prospectively. During 2008, the financial statements of subsidiaries in Costa Rica and Venezuela were restated, during 2009, the financial statements of subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica were restated, during 2010 and 2011, the financial statements of subsidiaries in Egypt, Nicaragua and Costa Rica were restated.

Beginning in 2008, MFRS B-10 has eliminated the restatement of financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the income statement, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied. Until such date, the restatement factors for current and prior periods were calculated considering the weighted average inflation of the countries in which we operate and the changes in the exchange rates of each of these countries relative to the Mexican Peso, weighted according to the proportion that our assets in each country represent of our total assets.

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated herein, are translations of Peso amounts at an exchange rate of Ps13.96 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2011. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2011 was Ps13.95 to U.S.$1.00. Between January 1, 2012 and February 17, 2012, the Peso appreciated by 8.9% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. DE C.V. and Subsidiaries Selected Consolidated Financial Information

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011
	(in millions of Pesos, except ratios and share and per share amounts)
Income Statement Information:
Net sales	Ps 228,152	Ps 225,665	Ps 197,801	Ps 178,260	Ps 188,938
Cost of sales(1)	(151,439)	(153,965)	(139,672)	(128,307)	(135,068)
Gross profit	76,713	71,700	58,129	49,953	53,870
Operating expenses	(45,103)	(45,612)	(42,289)	(39,110)	(41,887)
Operating income	31,610	26,088	15,840	10,843	11,983
Other expense, net	(2,984)	(21,403)	(5,529)	(6,672)	(4,241)
Comprehensive financing result(2)	1,018	(28,326)	(15,106)	(15,627)	(23,200)
Equity in income of associates	1,487	869	154	(524)	(409)
Income (loss) before income tax	31,131	(22,772)	(4,641)	(11,980)	(15,867)
Discontinued operations(3)	288	2,097	(4,276)	—	—
Non-controlling interest net income (loss)	837	45	240	27	(37)
Controlling interest net income (loss)	26,108	2,278	1,409	(16,516)	(19,127)
Basic earnings (loss) per share(4)(5)(6)(7)	1.17	0.09	0.05	(0.53)	(0.61)
Diluted earnings per share(4)(5)(6)(7)	1.17	0.09	0.05	—	—
Dividends per share(4)(8)(9)	0.29	—	—	—	—
Number of shares outstanding(4)(10)	22,297	22,985	25,643	29,975	31,267
Balance Sheet Information:
Cash and temporary investments	8,108	12,900	14,104	8,354	16,128
Property, machinery and equipment, net	250,015	270,281	258,863	231,254	245,763
Total assets	542,314	623,622	582,286	515,097	548,299
Short-term debt	36,160	95,269	7,393	5,618	4,674
Long-term debt	180,636	162,805	203,751	189,439	204,603
Non-controlling interest and perpetual debentures(11)	40,985	46,575	43,697	19,524	16,720
Total controlling stockholders’ equity	163,168	190,692	213,873	194,176	191,017
Other Financial Information:
Net working capital(12)	15,108	16,358	12,380	8,605	10,843
Book value per share(4)(10)(13)	7.32	8.30	8.34	6.48	6.11
Operating margin	13.9%	11.6%	8.0%	6.1%	6.3%
Operating EBITDA(14)	48,752	45,787	36,153	29,317	29,102
Ratio of Operating EBITDA to interest expense(14)	5.53	4.49	2.68	1.80	1.62
Investment in property, machinery and equipment, net	21,779	20,511	6,655	4,726	3,198
Depreciation and amortization	17,666	19,699	20,313	18,474	17,119
Net cash flow provided by continuing operations(15)	45,625	38,455	33,728	21,838	22,611
Basic earnings (loss) per CPO(4)(5)(6)(7)	3.51	0.30	0.15	(1.59)	(1.83)
U.S. GAAP(16) :
Income Statement Information:
Net sales	Ps 226,742	Ps 224,804	Ps 197,801	Ps 178,260	N/A
Operating income (loss)(16)	28,623	(42,233)	10,396	5,487	N/A
Controlling interest net income (loss)	21,367	(61,886)	(5,904)	(7,170)	N/A
Basic earnings (loss) per share	0.96	(2.31)	(0.21)	(0.23)	N/A
Diluted earnings (loss) per share	0.96	(2.31)	(0.21)	(0.23)	N/A
Balance Sheet Information:
Total assets	563,565	605,072	558,541	504,065	N/A
Perpetual debentures(12)	33,470	41,495	39,859	16,310	N/A
Long-term debt(12)	164,497	162,810	203,602	197,068	N/A
Non-controlling interest	8,010	5,105	3,865	3,334	N/A
Total controlling stockholders’ equity	172,217	151,294	165,539	151,537	N/A

(1)	Cost of sales includes depreciation and freight expenses of raw materials used in our producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.

(2)	Comprehensive financing result includes financial expenses, financial income, results from financial instruments, including derivatives and marketable securities, foreign exchange result and monetary position result.
(3)	On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). “Discontinued operations” includes the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009, the twelve-month period ended December 31, 2008 and the six-month period ended December 31, 2007. Accordingly, our financial information under MFRS and under U.S. GAAP presented above for the years ended December 31, 2007, 2008 and 2009 was restated to present our Australian operations as “Discontinued operations.” See note 3B to our consolidated financial statements included in the 6-K.
(4)	Our capital stock consists of Series A shares and Series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2011, approximately 91.2% of our outstanding share capital was represented by CPOs. Each of our ADSs represents ten CPOs.
(5)	Earnings (loss) per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 18 to our consolidated financial statements included in the 6-K. Basic earnings (loss) per CPO is determined by multiplying the basic earnings (loss) per share for each period by three (the number of shares underlying each CPO). Basic earnings (loss) per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.
(6)	Basic earnings per share in the table above for the years ended December 31, 2007, 2008 and 2009 are comprised of basic earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.20, respectively, and by basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of Ps0.15 in 2009. Likewise, diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 are comprised of diluted earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.20, respectively, and by diluted basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of Ps0.15 in 2009. Pursuant to MFRS, diluted earnings per share shall not be disclosed when the result from continuing operations is a loss.
(7)	For the years ended December 31, 2007 and 2008, the number of shares outstanding was not restated retroactively to give effect to the capitalization of retained earnings declared in February 2011 and April 2010, respectively, as is required under MFRS for their disclosure in our consolidated financial statements.
(8)	Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.
(9)	In years prior to the 2008 fiscal year, our board of directors proposed, and our shareholders approved, dividend proposals, whereby our shareholders had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in Pesos, were as follows: 2007, Ps0.84 per CPO (or Ps0.28 per share) and 2008, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 fiscal year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for fiscal year 2008, 2009 and 2010. At our 2008 annual shareholders’ meeting, held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 334 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. At our 2009 annual shareholders’ meeting, held on April 29, 2010, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. At our 2010 annual shareholders’ meeting, held on February 24, 2011, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. In connection with our 2011 annual shareholders’ meeting held on February 23, 2012, our shareholders approved a recapitalization of retained earnings. CPO holders will receive one new CPO for each 25 CPOs held and ADS holders will receive one new ADS for each 25 ADSs held. There will be no cash distribution and no entitlement to fractional shares. It is expected that shares equivalent to approximately 419 million CPOs will be allocated to shareholders on a pro-rata basis.

(10)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(11)	Non-controlling interest, as of December 31, 2007, 2008, 2009, 2010 and 2011, includes U.S.$3,065 million (Ps33,470 million), U.S.$3,020 million (Ps41,495 million), U.S.$3,045 million (Ps39,859 million), U.S.$1,320 million (Ps16,310 million) and U.S.$938 million (Ps13,089 million), respectively, that represents the nominal amount of the fixed-to-floating rate callable perpetual debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with MFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. However, for purposes of our U.S. GAAP reconciliation, we recorded these debentures as debt and coupon payments thereon as part of financial expenses in our income statement.
(12)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(13)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(14)	Operating EBITDA equals operating income before amortization expense and depreciation. Under MFRS, until December 31, 2004, amortization of goodwill was recognized as part of other expenses, net. Commencing January 1, 2005, MFRS ceased amortization of goodwill and we assess goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in note 11B to our consolidated financial statements included in the 6-K. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense presented in this chart differs from the definition of Consolidated Interest Expense as such term is defined in the indentures governing the Existing Senior Secured Notes. Interest expense under MFRS does not include coupon payments and issuance costs of the Debentures issued by consolidated entities of approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009, approximately Ps1,624 million for 2010 and approximately Ps1,010 million for 2011, as described in note 16D to our consolidated financial statements included in the 6-K.
(15)	For the year ended December 31, 2007, a statement of cash flow was not required under MFRS; therefore, net cash flows provided by operating activities included in this item for such year refer to net cash flows provided by operating activities as determined for the Statements of Changes in Financial Position and represent controlling interest net income plus items not affecting cash flows plus changes in working capital, excluding effects from acquisitions, and including inflation effects and unrealized foreign exchange effects.
(16)	Operating loss under U.S. GAAP for the year ended December 31, 2008 includes impairment losses of approximately Ps67,202 million (U.S.$4,891 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our consolidated financial statements, included in the 6-K, include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Until December 31, 2008, financial statements of joint ventures, which are those entities in which we and other third-party investors have agreed to exercise joint control of such entity’s administrative, financial and operating policies, were consolidated through the proportional integration method, considering our interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interest in Joint Ventures.” Beginning in 2009, based on MFRS B-8 “Consolidated or Combined Financial Statements,” the financial statements of joint ventures are recognized by the equity method. No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain during 2008.

Investments in associates are accounted for by the equity method, when we have significant influence, which is presumed with an equity interest between 10% and 50% in public companies and between 20% and 50% in non-public companies unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2010 and 2011, our consolidated results reflect the following transactions:

•

As a result of Ready Mix USA’s exercise of its put option (see note 9A to our consolidated financial statements included in the 6-K) and after performance of the obligations by both parties under the put option agreement, effective August 1, 2011, CEMEX acquired its former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement, for approximately U.S.$352 million (Ps4,914 million). In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date CEMEX acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Upon CEMEX’s acquisition, the purchase price was assigned to each joint venture in proportion to CEMEX’s relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC, considering the original fair values as of the dates of the agreements in 2005. As of December 31, 2011, we were in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed. The consolidated financial statements of CEMEX include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the five-month period ended December 31, 2011.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2009, 2010 and 2011 expressed as a percentage of net sales.

	Year Ended December 31,
	2009	2010	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	(70.6)	(72.0)	(71.5)

Gross profit	29.4	28.0	28.5

Administrative and selling expenses	(14.5)	(14.5)	(13.6)
Distribution expenses	(6.9)	(7.4)	(8.6)

Total operating expenses	(21.4)	(21.9)	(22.2)

Operating income	8.0	6.1	6.3

Other expenses, net	(2.8)	(3.8)	(2.2)
Operating income after other expenses, net	5.2	2.3	4.1

Comprehensive financing result:
Financial expense	(6.8)	(9.1)	(9.5)
Financial income	0.2	0.2	0.3
Results from financial instruments	(1.1)	(0.5)	(2.2)
Foreign exchange result	(0.1)	0.5	(1.0)
Monetary position result	0.2	0.1	0.1

Net comprehensive financing result	(7.6)	(8.8)	(12.3)

Equity in income of associates	0.1	(0.3)	(0.2)

Loss before income tax	(2.3)	(6.8)	(8.4)

Income taxes	5.3	(2.5)	(1.7)

Income (loss) before discontinued operations	3.0	(9.3)	(10.1)

Discontinued operations	(2.2)	—	—

Consolidated net income (loss)	0.8	(9.3)	(10.1)
Non-controlling interest net income loss	(0.1)	0.0	0.0

Controlling interest net income (loss)	0.7	(9.3)	(10.1)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2011 compared to the year ended December 31, 2010 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown on page F-24 of our consolidated financial statements included in the 6-K).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+1%	+6%	+19%	+3%	+6%
United States(2)	-2%	+7%	—	Flat	+3%
Northern Europe
United Kingdom	+6%	+11%	—	+2%	+2%
Germany	+14%	+13%	—	-1%	Flat
France	N/A	+12%	—	N/A	+1%
Rest of Northern Europe(3)	+16%	+15%	—	+2%	+4%
Mediterranean
Spain	-19%	-21%	+6%	Flat	-1%
Egypt	-3%	-17%	—	-7%	-9%
Rest of Mediterranean(4)	-6%	+13%	—	+2%	+5%
South America and the Caribbean
Colombia	+5%	+29%	—	+10%	+6%
Rest of South America and the Caribbean(5)	+4%	+5%	—	+5%	+7%
Asia
Philippines	-5%	—	+19%	-8%	—
Rest of Asia(6)	+8%	-8%	—	+2%	+12%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the UAE and Israel.
(5)	Includes the operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations Argentina.
(6)	Includes primarily our operations in Malaysia, Thailand, Bangladesh and China.

On a consolidated basis, our cement sales volumes increased approximately 2%, from 65.6 million tons in 2010 to 66.8 million tons in 2011, and our ready-mix concrete sales volumes increased approximately 8%, from 51.0 million cubic meters in 2010 to 54.9 million cubic meters in 2011. Our net sales increased approximately 6%, from Ps178.2 billion in 2010 to Ps188.9 billion in 2011, and our operating income increased approximately 11%, from Ps10.8 billion in 2010 to Ps11.9 billion in 2011.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2011 and 2010. The net sales information in the table below is presented before the eliminations resulting from consolidation shown on page F-21 of our consolidated financial statements included in the 6-K. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2010	2011
				(in millions of Pesos)
Mexico	+1%	—	+1%	Ps 42,907	Ps 43,361
United States(2)	+1%	-1%	Flat	31,575	31,643
Northern Europe
United Kingdom	+7%	+3%	+10%	14,320	15,753
Germany	+12%	+6%	+18%	13,524	15,975
France	+12%	+4%	+16%	12,179	14,170
Rest of Northern Europe(3)	+7	+15%	+22%	11,677	14,278
Mediterranean
Spain	-14%	+3%	-11%	8,013	7,142
Egypt	-11%	-11%	-22%	8,608	6,686
Rest of Mediterranean(4)	+8%	-1%	+7%	7,253	7,762
South America and the Caribbean
Colombia	+21%	+2%	+23%	6,964	8,533
Rest of South America and the Caribbean(5)	+8%	+12%	+20%	12,380	14,852
Asia
Philippines	-10%	+2%	-8%	4,014	3,701
Rest of Asia(6)	+5%	-2%	+3%	2,512	2,597
Others(7)	+26%	+55%	+81%	8,215	14,858

Net sales before eliminations			+9%	Ps 184,141	Ps 201,311
Eliminations from consolidation				(5,881)	(12,373)

Consolidated net sales			+6%	Ps 178,260	Ps 188,938

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Income (Loss) For the Year Ended December 31,
				2010	2011
				(in millions of Pesos)
Mexico	+8%	—	+8%	Ps 12,380	Ps 13,341
United States(2)	Flat	+6%	+6%	(8,990)	(8,440)
Northern Europe
United Kingdom	+86%	N/A	>100%	(780)	672
Germany	>100%	N/A	>100%	26	481
France	>100%	N/A	>100%	221	731
Rest of Northern Europe(3)	>100%	N/A	>100%	208	823
Mediterranean
Spain	-17%	-1%	-18%	984	806
Egypt	-30%	-6%	-36%	4,146	2,658
Rest of Mediterranean(4)	+51%	-4%	+47%	448	660
South America and the Caribbean
Colombia	+17%	+4%	+21%	2,226	2,696
Rest of South America and the Caribbean(5)	+8%	+9%	+17%	2,222	2,597
Asia
Philippines	-41%	-29%	-70%	909	273
Rest of Asia(6)	-4%	+4%	Flat	73	73
Others(7)	+2%	-69%	-67%	(3,230)	(5,388)

Operating income			+11%	Ps 10,843	Ps 11,983

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period (except for the Rest of Northern Europe and the Rest of Mediterranean regions, which represents the weighted average change in prices in Euros). Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.

(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the United Arab Emirates and Israel.
(5)	Includes primarily the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(6)	Includes primarily our operations in Malaysia, Thailand, Bangladesh and China.
(7)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net Sales

Our consolidated net sales increased approximately 6%, from approximately Ps178 billion in 2010 to Ps189 billion in 2011. The increase in net sales was primarily attributable to higher volumes and prices in our main markets. The infrastructure and residential sectors continue to be the main drivers of demand in most of our markets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data below is presented before eliminations resulting from consolidation (including those shown on page F-24 of our consolidated financial statements included in the 6-K). The discussion of net sales information below is presented before the eliminations resulting from consolidation shown on page F-21 of our consolidated financial statements included in the 6-K.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 1% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 6% during the same period. Our net sales from our operations in Mexico represented approximately 22% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. The increases in domestic cement and ready-mix concrete sales volumes were primarily attributable to a modest growth in the self-construction sector. Our cement export volumes of our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes in 2011, increased approximately 19% in 2011 compared to 2010, primarily as a result of higher export volumes to the South America region. Of our total cement export volumes during 2011 from operations in Mexico, 22% was shipped to the United States, 36% to Central America and the Caribbean and 42% to South America. Our average domestic sales price of cement for our operations in Mexico increased approximately 3%, in Peso terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 6%, in Peso terms, over the same period. For the year ended December 31, 2011, cement represented approximately 53%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 24% of our net sales for our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, our net sales in Mexico, in Peso terms, increased approximately 1% in 2011 compared to 2010.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, decreased approximately 2% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 7% during the same period. The increases in our ready-mix concrete sales volumes of our operations in the United States resulted primarily from the consolidation of the Ready Mix USA joint venture in August 2011. During the year, construction activity in the residential sector remained relatively stagnant due to excess inventory, tight credit conditions, weak job market and lack of confidence in the economy. In addition, continued weakness in state fiscal conditions and uncertainty over federal funding negatively affected the infrastructure sector. The industrial and commercial sector continued to show improvement. Our net sales from our operations in the United States represented approximately 16% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States remained flat, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 3%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 30%, ready-mix concrete approximately 30% and our aggregates and other businesses approximately 40% of our net sales for our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, partially offset by the decrease in domestic cement sales volumes, our net sales in the United States, in Dollar terms, increased approximately 1% in 2011 compared to 2010.

Northern Europe

In 2011, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 30% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Northern Europe region represented approximately 14% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 6% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 11% during the same period. The main driver of construction activity during the year was the infrastructure sector, although a slowdown was apparent during the second half of the year. Similarly, after a positive first half of the year, the residential sector was constrained by weak market fundamentals during the second half of the year, which made it difficult for buyers to obtain mortgages. The industrial and commercial sector was negatively affected by economic instability that accelerated during the second half of 2011. Our net sales from our operations in the United Kingdom represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the United Kingdom increased approximately 2%, in Pound terms, in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2011, cement represented approximately 15%, ready-mix concrete approximately 25% and our aggregates and other businesses approximately 60% of net sales of our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 7% in 2011 compared to 2010.

Germany

Our domestic cement sales volumes from our operations in Germany increased approximately 14% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the positive momentum of the residential sector, resulting from historically low mortgage rates, stable construction prices, shrinking unemployment and higher wages. Performance from the industrial and commercial sector benefited from the strength in the manufacturing sector, as well as high capacity utilization. Construction activity from the infrastructure sector decreased slightly due to cuts in the national budget. Our net sales from our operations in Germany represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Germany decreased approximately 1%, in Euro terms, in 2011 compared to 2010, and the average price of ready-mix concrete remained flat, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 26%, ready-mix concrete approximately 35% and our aggregates and other businesses represented approximately 39% of net sales of our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, partially offset by the decrease in domestic cement average sales prices, net sales in Germany, in Euro terms, increased approximately 12% in 2011 compared to 2010.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 12% in 2011 compared to 2010. The increase in ready-mix concrete volumes resulted primarily from the residential sector, which benefited from economic stimulus plan measures, such as social housing, tax incentives and zero rate loans, as well as favorable credit conditions. The increase in the number of new project starts and permits, especially from offices and warehouses, positively affected the performance of the industrial and commercial sector. Construction activity from the infrastructure sector remained stable, driven mainly by private investments, which offset the drop in public investments. Our net sales from our operations in France represented approximately 7% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete from our operations in France increased approximately 1%, in Euro terms, in 2011 compared to 2010. For the year ended December 31, 2011, ready-mix concrete represented approximately 73% and our aggregates and other businesses represented approximately 27% of our net sales for our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, net sales in France, in Euro terms, increased approximately 12% in 2011 compared to 2010.

Rest of Northern Europe

In 2011, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 16% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 15% during the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from better weather conditions compared to last year and increased demand from infrastructure projects. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 7% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of Northern Europe segment increased approximately 2%, in Euro, terms in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 4%, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 37%, ready-mix concrete approximately 42% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, increased approximately 7% in 2011 compared to 2010.

Mediterranean

In 2011, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 11% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Mediterranean region represented approximately 14% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 19% in 2011 compared to 2010, while ready-mix concrete sales volumes decreased approximately 21% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of lower construction activity across all regions and demand sectors. The residential sector was negatively affected by high inventory levels and lack of financing, with housing permits at all time lows. Large budget cuts and lack of economic resources negatively affected the infrastructure sector activity. Furthermore, activity from the industrial and commercial sector declined, given the lack of visibility, high risk premium, unfavorable macroeconomic conditions and tighter credit. Our net sales from our operations in Spain represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 29% of our cement sales volumes in Spain for the year ended December 31, 2011, increased by approximately 6% in 2011 compared to 2010, primarily as a result of higher export volumes to Europe, partially offset by lower export volumes to Africa. Of such total cement export volumes, 31% was shipped to Europe and the Middle East, and 69% to Africa. Our average domestic sales price of cement of our operations in Spain remained flat, in Euro terms, in 2011 compared to 2010, and the average price of ready-mix concrete decreased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 67%, ready-mix concrete approximately 20% and our aggregates and other businesses approximately 13% of net sales for our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in the cement export volumes, our net sales in Spain, in Euro terms, decreased approximately 14% in 2011 compared to 2010.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 3% in 2011 compared to 2010, while ready-mix concrete sales volumes decreased approximately 17% during the same period. The domestic cement and ready-mix concrete sales volumes were negatively affected by the country’s political and social unrest, which slowed Egypt’s economy and affected the overall business environment. In the infrastructure sector, most projects were on hold due to a reduction in government expenditures. In addition, spending on other demand segments was stagnant, as a result of heightened uncertainty given the difficult political situation. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement of our operations in Egypt decreased by approximately 7%, in Egyptian pound terms, in 2011 compared to 2010, and the average price of ready-mix concrete decreased approximately 9%, in Egyptian pound terms, over the same period. For the year ended December 31, 2011, cement represented approximately 87%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 6% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average domestic sales prices, our net sales in Egypt, in Egyptian pound terms, decreased approximately 11% in 2011 compared to 2010.

Rest of Mediterranean

In 2011, our operations in our Rest of Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of Mediterranean segment decreased approximately 6% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 13% during the same period. The decrease in domestic cement sales volumes resulted primarily from a slowdown in construction activity in our operations in Croatia and the UAE, and the increase in ready-mix concrete sales volumes resulted primarily from an upturn in the housing sector and more infrastructure projects in our operations in Israel. Our net sales from our operations in our Rest of Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of Mediterranean increased approximately 2%, in Dollar terms, in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 5%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 25%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 17% of our net sales from our operations in our Rest of Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in domestic cement sales volumes, net sales in our Rest of Mediterranean segment, in Dollar terms, increased approximately 8% in 2011 compared to 2010.

South America and the Caribbean

In 2011, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 11% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the South America and the Caribbean region represented approximately 6% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 29% during the same period. Construction activity for the year was driven by the residential sector, particularly middle and high income housing development, which benefited from stable interest rates, controlled inflation, low unemployment and favorable macroeconomic conditions. Construction spending in the industrial and commercial sector, primarily on warehouses and commercial buildings, had a positive effect on volumes for the year. In addition, construction spending on infrastructure projects, primarily on road construction and maintenance, contributed to the performance of the sector. Our net sales from our operations in Colombia represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia increased approximately 10%, in Colombian Peso terms, in 2011 compared to 2010, while the average price of ready-mix concrete increased approximately 6%, in Colombian Peso terms, over the same period. For the year ended December 31, 2011, cement represented approximately 62%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 12% of our net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 21% in 2011 compared to 2010.

Rest of South America and the Caribbean

In 2011, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 4% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 5% during the same period. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of South America and the Caribbean segment increased approximately 5%, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 7%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 72%, ready-mix concrete approximately 20% and our other businesses approximately 8% of net for our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in Dollar terms, increased approximately 21% in 2011 compared to 2010.

Asia

In 2011, our operations in the Asia region consisted of our operations in the Philippines, which represents the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Thailand, Bangladesh, China and Malaysia. Our net sales from our operations in the Asia region represented approximately 3% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines decreased approximately 5% in 2011 compared to 2010 primarily as a result of the lower demand for building materials due to the government’s suspension of key infrastructure projects in its effort to implement a more rigorous process relating to the bidding and disbursement of funds, as well as by the delay in the implementation of public-private partnership projects. In addition, unfavorable weather conditions in many regions of the country hampered construction activity during the year. Our net sales from our operations in the Philippines represented approximately 2% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines decreased approximately 8%, in Philippine Peso terms, in 2011 compared to 2010. For the year ended December 31, 2011, cement represented approximately 100% of our net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and average sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, decreased approximately 10% in 2011 compared to 2010.

Rest of Asia

In 2011, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh, China and Malaysia. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 8% in 2011 compared to 2010, and ready-mix concrete sales volumes decreased approximately 8% during the same period. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of Asia segment increased approximately 2%, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 12%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 31%, ready-mix concrete approximately 57% and our other businesses approximately 12% of net sales for our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of Asia segment, in Dollar terms, decreased approximately 2% in 2011 compared to 2010.

Others

Our Others segment includes our cement, trade maritime operations, our information technology solutions business and other minor subsidiaries with different lines of business. Net sales of our Others segment increased approximately 26% before eliminations resulting from consolidation in 2011 compared to 2010, in Dollar terms, primarily as a result of an increase of approximately 48% in our worldwide cement, clinker and slag trading operations. For the year ended December 31, 2011, our trading operations’ net sales represented approximately 62%, and our information technology solutions company 21%, of our Others segment’s net sales.

Cost of Sales

Our cost of sales, including depreciation, increased approximately 5%, from Ps128 billion in 2010 to Ps135 billion in 2011, primarily due to higher sales volumes. As a percentage of net sales, cost of sales decreased from 72% in 2010 to 71% in 2011, mainly as a result of higher prices in our most important markets, as well as the results of our cost reduction initiatives, which more than offset the increase in fuel and raw materials costs. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes

(i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7.9 billion in 2010 and Ps8.1 billion in 2011; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2010 and 2011, represented Ps13.2 billion and Ps16.2 billion, respectively.

Gross Profit

For the reasons explained above, our gross profit increased approximately 8%, from approximately Ps50.0 billion in 2010 to approximately Ps53.9 billion in 2011. As a percentage of net sales, gross profit increased from approximately 28% in 2010 to 29% in 2011. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps13.2 billion in 2010 and approximately Ps16.2 billion in 2011.

Operating Expenses

Our operating expenses increased approximately 7%, from approximately Ps39.1 billion in 2010 to approximately Ps41.9 billion in 2011, primarily as a result of higher distribution expenses, which were partially offset by savings from our cost-reduction initiatives. As a percentage of net sales, our operating expenses represented approximately 22% in 2010 and 2011. Operating expenses include administrative, selling and distribution expenses. See note 2Q to our consolidated financial statements included in the 6-K.

Operating Income

For the reasons mentioned above, our operating income increased approximately 11%, from approximately Ps10.8 billion in 2010 to approximately Ps12.0 billion in 2011. As a percentage of net sales, operating income represented approximately 6% in each of 2010 and 2011. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our operating income from our operations in Mexico increased approximately 8%, from approximately Ps12.4 billion in 2010 to approximately Ps13.3 billion in 2011, in Peso terms. The increase in operating income was primarily attributable to the increases in domestic cement and ready-mix concrete sales volumes and average sales prices.

United States

Our operating loss from our operations in the U.S. improved approximately 6%, from an operating loss of approximately Ps9.0 billion in 2010 to an operating loss of approximately Ps8.4 billion in 2011, in Peso terms. As mentioned above, the improvement in operating loss resulted primarily from the consolidation of the Ready Mix USA joint venture and increases in ready-mix concrete sales volumes and average sales prices.

Northern Europe

United Kingdom

Our operating income from our operations in the United Kingdom increased significantly, from an operating loss of approximately Ps780 million in 2010 to an operating income of approximately Ps672 million in 2011, in Peso terms. The increase in the operating income of our operations in the United Kingdom during 2011 compared to 2010 resulted primarily from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

Germany

Our operating income from our operations in Germany increased significantly, from Ps26 million in 2010 to Ps481 million in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes as a result of the positive momentum of the residential sector.

France

Our operating income from our operations in France improved significantly, from approximately Ps221 million in 2010 to approximately Ps731 million in 2011, in Peso terms. The increase resulted primarily from higher ready-mix concrete and aggregates sales volumes and average sales prices driven by the residential sector.

Rest of Northern Europe

Our operating income from our operations in our Rest of Northern Europe segment increased significantly, from approximately Ps208 million in 2010 to approximately Ps823 million in 2011, in Peso terms. The increase in our operating income from our operations in our Rest of Northern Europe segment resulted from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

Mediterranean

Spain

Our operating income from our operations in Spain decreased approximately 18%, from approximately Ps984 million in 2010 to Ps806 million in 2011, in Peso terms. The decrease in operating income resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales prices as the result of lower construction activity across all regions and demand sectors.

Egypt

Our operating income from our operations in Egypt decreased approximately 36%, from approximately Ps4.1 billion in 2010 to Ps2.7 billion in 2011, in Peso terms. The decrease in operating income resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and average sales prices given the country’s political and social unrest, which slowed Egypt’s economy and affected the overall business environment.

Rest of Mediterranean

Our operating income from our operations in our Rest of Mediterranean segment increased approximately 47%, from approximately Ps448 million in 2010 to Ps660 million in 2011, in Peso terms. The increase in operating income resulted primarily from increases in ready-mix concrete sales volumes and average sales prices.

South America and the Caribbean

Colombia

Our operating income from our operations in Colombia increased approximately 21%, from approximately Ps2.2 billion in 2010 to approximately Ps2.6 billion in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes, which benefited from higher construction spending in the industrial and commercial sector, primarily on warehouses and commercial buildings.

Rest of South America and the Caribbean

Our operating income from our operations in our Rest of South America and the Caribbean segment increased approximately 17%, from approximately Ps2.2 billion in 2010 to Ps2.6 billion in 2011, in Peso terms. The increase in operating income resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average sales prices in our markets.

Asia

The Philippines

Our operating income from our operations in the Philippines decreased approximately 70%, from approximately Ps909 million in 2010 to approximately Ps273 million in 2011, in Peso terms. The decrease in operating income resulted primarily from a decrease in domestic cement sales volumes and average sales prices.

Rest of Asia

Our operating income from our operations in our Rest of Asia segment remained flat in 2011 when compared with 2010 at approximately Ps73 million, in Peso terms.

Others

Our operating loss from our Others segment increased approximately 67%, from an operating loss of approximately Ps3.2 billion in 2010 to an operating loss of approximately Ps5.4 billion, in 2011 in Peso terms. The increase in operating loss resulted primarily from a substantial increase in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net

Our other expenses, net, decreased approximately 36%, from approximately Ps6.7 billion in 2010 to approximately Ps4.2 billion in 2011, primarily due to results from sales of assets and the net effect of the compensation for the nationalization of our operations in Venezuela, partially offset by the increase in our restructuring cost due to our transformation process.

The most significant items included under this caption in 2010 and 2011 are as follows:

	2010	2011
	(in millions of Pesos)
Restructuring costs	Ps (897)	Ps (1,975)
Impairment losses	(1,904)	(1,751)
Charitable contributions	(385)	(140)
Results from sales of assets and others, net	(3,486)	(375)

	Ps (6,672)	Ps (4,241)

Comprehensive Financing Result

Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing result includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments.

	Year Ended December 31,
	2010	2011
	(in millions of Pesos)
Comprehensive financing result:
Financial expense	Ps (16,302)	Ps (17,927)
Financial income	439	484
Results from financial instruments	(956)	(4,112)
Foreign exchange result	926	(1,804)
Monetary position result	266	159

Comprehensive financing result	Ps (15,627)	Ps (23,200)

Our comprehensive financing result in 2011 was a loss of approximately Ps23.2 billion, an increase from the loss of approximately Ps15.6 billion in 2010. The components of the change are shown above. Our financial expense increased approximately 10%, from approximately Ps16.3 billion in 2010 to approximately Ps17.9 billion in 2011. The increase was primarily attributable to emission of fixed rate instruments to prepay debt under the Financing Agreement. Our financial income increased 10%, from Ps439 million in 2010 to Ps484 million in 2011. Our loss from our financial instruments increased substantially, from a loss of approximately Ps1.0 billion in 2010 to a loss of approximately Ps4.1 billion in 2011. This loss resulted primarily from negative valuations of equity derivatives related to shares of CEMEX, S.A.B. de C.V. and Axtel, S.A.B. de C.V. Our foreign exchange result decreased, from a gain of approximately Ps926 million in 2010 to a loss of approximately Ps1.8 billion in 2011, mainly due to the depreciation of the Mexican Peso against the Dollar during 2011. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 40%, from a gain of Ps266 million during 2010 to a gain of Ps159 million during 2011, primarily attributable to our operations in Egypt.

Derivative Financial Instruments. For the years ended December 31, 2010 and 2011, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects as discussed in note 12D to our consolidated financial statements included in the 6-K.

For the year ended December 31, 2011, we had a net loss of approximately Ps4.1 billion under the item “Results from financial instruments” compared to a net loss of approximately Ps956 million in 2010. The loss in 2011 is mainly attributable to changes in the fair value of derivative instruments related to shares of CEMEX, S.A.B. de C.V. and Axtel, S.A.B. de C.V. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased from an expense of approximately Ps4.5 billion in 2010 to an expense of Ps3.3 billion in 2011, mainly attributable to a decrease in taxable earnings in our operations in Central America, Egypt and the Philippines. Our current income tax expense decreased 2%, from approximately Ps8.0 billion in 2010 to Ps7.9 billion in 2011. Our deferred tax benefit increased from approximately Ps3.5 billion in 2010 to Ps4.6 billion in 2011. The increase was primarily attributable to the decrease in valuation allowances relating to tax loss carryforwards in certain countries. For each of the years ended December 31, 2010 and 2011, our statutory income tax rate was 30%. Our effective tax rate in 2010 resulted in a negative tax rate of 37.6%, considering a loss before income tax of approximately Ps12.0 billion, while our effective tax rate in 2011 resulted in a negative tax rate of 20.8%, considering a loss before income tax of approximately Ps15.9 billion. See “Risk Factors—Risks Relating to Our Business—The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2011 increased 16%, from a consolidated net loss of approximately Ps16.5 billion in 2010 to a consolidated net loss of approximately Ps19.2 billion.

Non-controlling Interest Net Loss. Changes in non-controlling interest net income (loss) in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income (loss) attributable to those subsidiaries. Non-controlling interest net income decreased significantly, from a gain of Ps27 million in 2010 to a loss of Ps37 million in 2011, mainly as a result of a significant decrease in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net income (loss), which is the portion of our consolidated net income (loss) attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss increased 16%, from a net loss of approximately Ps16.5 billion in 2010 to a controlling interest net loss of approximately Ps19.1 billion in 2011. As a percentage of revenues, controlling interest net loss in 2010 and 2011, represented 9% and 10%, respectively.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations were approximately Ps33.7 billion in 2009, Ps21.8 billion in 2010 and Ps22.6 billion in 2011. See our statement of cash flows included in the 6-K.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2009, 2010 and 2011.

Our primary sources and uses of cash during the years ended December 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	(in millions of Pesos)
Operating activities
Controlling interest net income (loss)	1,649	(16,489)	(19,164)
Discontinued operations	(4,276)	—	—

Net income (loss) from continuing operations	5,925	(16,489)	(19,164)
Non-cash items	34,603	42,537	43,226
Changes in working capital, excluding income taxes	(2,599)	100	2,327

Net cash flows provided by continuing operations before taxes	37,929	26,148	26,389
Income taxes paid in cash	(4,201)	(4,310)	(3,778)

Net cash flows provided by continuing operations	33,728	21,838	22,611
Net cash flow provided by discontinued operations	1,023	—	—
Net cash flows provided by operating activities	34,751	21,838	22,611
Investing activities
Property, machinery and equipment, net	(6,655)	(4,726)	(3,198)
Disposal of subsidiaries and associates, net	21,115	1,172	1,232
Other investments	(8,254)	1,692	468

Net cash flows (used in) provided by investing activities of continuing operations	6,206	(1,862)	(1,498)
Net cash flows used in investing activities of discontinued operations	(491)	—	—

Net cash flows (used in) provided by investing activities	5,715	(1,862)	(1,498)
Financing activities
Issuance (repayment) of debt and other financial obligations, net	(35,812)	(9,615)	5,702
Financial expense paid in cash including coupons on perpetual debentures	(14,607)	(14,968)	(13,352)
Issuance of common stock	23,953	5	11
Derivative financial instruments	(8,513)	69	(5,464)
Non-current liabilities and others, net	(2,795)	122	1,430

Net cash flows used in financing activities of continuing operations	(37,774)	(24,387)	(11,673)
Net cash flows provided by financing activities of discontinued operations	628	—	—

Net cash flows used in financing activities	(37,146)	(24,387)	(11,673)

Conversion effects	(2,116)	(1,339)	(1,666)
Increase (decrease) in cash and investments of continuing operations	2,160	(4,411)	9,440
Increase in cash and investments of discontinued operations	1,160	—	—
Cash and investments at beginning of year	12,900	14,104	8,354

Cash and investments at end of year	Ps14,104	Ps 8,354	Ps16,128

2011. During 2011, in nominal Peso terms, and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.7 billion, there was an increase in cash and investments of continuing operations of approximately Ps9.4 billion. This increase was generated by our net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps3.8 billion, amounted to approximately Ps22.6 billion, partially offset by net cash flows used in financing activities of approximately Ps11.7 billion and by net cash flows used in investing activities of approximately Ps1.5 billion.

For the year ended December 31, 2011, our net cash flows provided by operating activities included a net reduction in working capital of approximately Ps2.3 billion, which was primarily generated by decreases in accounts receivable and increases in other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.9 billion, partially offset by increases in inventories and decreases in accounts payable for an aggregate amount of approximately Ps536 million.

During 2011, our net cash flows provided by operating activities of approximately Ps22.6 billion and the resources provided by the issuance of debt and other financial obligations (net of repayments of approximately Ps5.7 billion) were disbursed mainly in connection with: a) repayments of debt, as described above; b) capital expenditures of approximately Ps3.2 billion; c) financial expenses paid in cash, including perpetual instruments, of approximately Ps13.4 billion and d) disbursements related to our financial derivative instruments for an aggregate amount of approximately Ps5.5 billion related primarily to the purchase of a capped call and the settlement of options based on the price of our ADSs.

2010. During 2010, in nominal Peso terms, and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of continuing operations of approximately Ps4.4 billion. This decrease was generated by net cash flows used in financing activities of approximately Ps24.4 billion and by net cash flows used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.3 billion, amounted to approximately Ps21.8 billion.

For the year ended December 31, 2010, our net cash flows provided by operating activities included a net reduction in working capital of approximately Ps100 million, which was primarily generated by increases in accounts payable and accrued expenses and decreases in accounts receivable and inventories of an aggregate amount of approximately Ps2.8 billion, partially offset by increases in other accounts receivable and other assets for an aggregate amount of approximately Ps2.7 billion.

During 2010, our net cash flows used in financing activities of approximately Ps24.4 billion included payments of debt of approximately Ps9.6 billion. The net cash flows provided by operating activities were disbursed mainly in connection with: a) repayments of debt, as described above; b) capital expenditures of approximately Ps4.7 billion; and c) financial expenses paid in cash, including perpetual instruments, of approximately Ps15.0 billion.

2009. During 2009, in nominal Peso terms and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps2.1 billion, there was an increase in cash and investments of continuing and discontinued operations of Ps2.2 billion and Ps1.2 billion, respectively. This increase was generated by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.2 billion, amounted to approximately Ps34.8 billion, and by net cash flows provided by investing activities of approximately Ps5.7 billion, which were partially offset by net cash flows used in financing activities of approximately Ps37.1 billion.

For the year ended December 31, 2009, our net cash flows provided by operating activities included a net increase in working capital of approximately Ps2.6 billion, which was mainly generated by decreases in accounts payable and accrued expenses for an aggregate amount of approximately Ps10.6 billion, partially offset by decreases in accounts receivable and decreases in inventories for an aggregate amount of approximately Ps8.0 billion.

During 2009, our net cash flows used in financing activities of approximately Ps37.1 billion included new borrowings of approximately Ps40.2 billion which, in conjunction with net cash flows provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps21.1 billion and the equity issuance of approximately Ps24.0 billion, were disbursed mainly in connection with: a) debt repayments of approximately Ps76.0 billion; b) net losses realized in derivative financial instruments of approximately Ps8.5 billion; c) capital expenditures of approximately Ps8.7 billion; d) financial expenses, including perpetual instruments, for approximately Ps14.6 billion; and e) restructuring fees for approximately Ps8.4 billion.

The resources obtained during 2009 from the sale of subsidiaries and associates for approximately Ps21.1 billion principally consisted of the sale of our Australian operations (see note 3B to our consolidated financial statements included in the 6-K).

The table below shows the amount of cash and cash equivalents held by our U.S. subsidiaries, the holding company and our other subsidiaries for the years ended December 31, 2009, 2010 and 2011.

	2009	2010	2011
	(in millions of Pesos)
Cash and Cash Equivalents
Held by the Holding Company	Ps —	195	4,130
Held by U.S. subsidiaries	898	4,583	6,278
Held by other subsidiaries	13,206	3,576	5,747

	Ps 14,104	8,354	16,128

We would need to accrue and pay taxes on any funds repatriated to the United States. During the years ended December 31, 2009, 2010 and 2011, we did not repatriate any funds to the United States and we do not intend to do so for the foreseeable future.

Capital Expenditures

As of December 31, 2011, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$594 million, including our capital expenditures estimated to be incurred during 2012. This amount is expected to be incurred over the next 2 years, according to the evolution of the related projects. Our capital expenditures incurred for the years ended December 31, 2010 and 2011, and our expected capital expenditures during 2012, which include an allocation to 2012 of a portion of our total future committed amount, are as follows:

	Actual		Estimated in 2012
	2010	2011
	(in millions of U.S. Dollars)
Mexico	87	87	81
United States	75	66	69
Northern Europe
United Kingdom	53	47	41
Germany	47	26	26
France	23	22	11
Rest of Northern Europe(1)	44	39	49
Mediterranean
Egypt	25	13	17
Spain	46	39	28
Rest of Mediterranean(2)	18	22	23
South America and the Caribbean
Colombia	19	14	20
Rest of South America and the Caribbean(3)	63	38	40
Asia
Philippines	14	36	37
Rest of Asia(4)	5	5	5
Others	36	6	152
Total Consolidated	555	459	600
Of which
Expansion capital expenditures	126	136	135
Base capital expenditures	429	323	465

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary, Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the United Arab Emirates and Israel.
(3)	Includes our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala and other assets in the Caribbean region.
(4)	Includes our operations mainly in Thailand, Malaysia, Bangladesh and other assets in the Asian region.

For the years ended December 31, 2010 and 2011, we recognized U.S.$555 million and U.S.$459 million in capital expenditures, respectively. As of the date hereof, plans for 2012 capital expenditures totaled U.S.$600 million. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million until the debt under the Financing Agreement has been repaid in full.

Our Indebtedness

As of December 31, 2011, we had approximately Ps239,118 million (U.S.$17,129 million) of Total Financial Obligations, not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures. See notes 12A, 12B and 16D to our consolidated financial statements included in the 6-K. Of our Total Financial Obligations approximately 2% were short-term (including current maturities of long-term debt) and 98% were long-term. As of December 31, 2011, approximately 77% of our Total Financial Obligations was Dollar-denominated, approximately 3% was Peso-denominated, approximately 20% was Euro-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into the Financing Agreement, which extended the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank facilities and private placement obligations. Since entering into the Financing Agreement, we have successfully completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities. As of December 31, 2011, our indebtedness under the Financing Agreement was approximately Ps100,442 million (U.S.$7,195 million), and our other debt and other financial obligations not subject to the Financing Agreement, which remains payable pursuant to its original maturities, was approximately Ps138,676 million (U.S.$9,934 million). As of December 31, 2011, we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.7 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 15, 2013), and we had an aggregate principal amount of outstanding debt under the Financing Agreement of approximately Ps6,812 million (U.S.$488 million) maturing on December 15, 2013; and approximately Ps93,630 million (U.S.$6,707 million) maturing on February 14, 2014.

As part of the Financing Agreement, we pledged the Collateral and all proceeds of such Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. In addition, the guarantors under our existing bank facilities (other than CEMEX, Inc. (one of our subsidiaries in the United States)) have guaranteed the obligations to the participating creditors under the Financing Agreement.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest expense of the Debentures) of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Based on our current expectations and assuming constant debt levels from December 31, 2011, in order to be in compliance with the June 30, 2012 consolidated leverage ratio test of 6.5:1, EBITDA for the six months ending June 30, 2012 would need to increase by approximately 4% from the prior year period. We currently anticipate that we will be in compliance with our covenants at June 30, 2012 through a combination of improved operating performance and/or debt reduction.

Some of our major subsidiaries provide guarantees of certain of our indebtedness, as indicated in the table below.

	April 2011 Notes	January 2011 Notes	May 2010 Notes	December 2009 Notes	Financing Agreement	Perpetual Debentures (2)	CBs(3)	Eurobonds(4)
Amount outstanding as of December 31, 2011(1)	U.S.$0.8 billion (Ps11.2 billion)	U.S.$1.7 billion (Ps23.0 billion)	U.S.$1.3 billion (Ps18.6 billion)	U.S.$2.2 billion (Ps30.8 billion)	U.S.$7.2 billion (Ps100.4 billion)	U.S.$1.2 billion (Ps16.1 billion)	U.S.$0.3 billion (Ps4.6 billion)	U.S.$1.2 billion (Ps16.3 billion)
CEMEX, S.A.B. de C.V.	3	3	3	3	3	3	3
CEMEX México	3	3	3	3	3	3	3
New Sunward	3	3	3	3	3	3
CEMEX España.	3	3	3	3	3			3
CEMEX Corp.				3	3
CEMEX Finance LLC				3	3
CEMEX Concretos, S.A. de C.V.				3	3
Empresas Tolteca de México, S.A. de C.V.				3	3		3

(1)	Includes indebtedness held by CEMEX.
(2)	CEMEX, S.A.B. de C.V., CEMEX México, and New Sunward provide guarantees in connection with approximately U.S.$1.2 billion (approximately Ps16.1 billion as of December 31, 2011) in notes issued in connection with the Debentures, which are accounted for as non-controlling interest under MFRS, but which are considered to be debt for purposes of U.S. GAAP, the Financing Agreement and the indentures governing the Existing Senior Secured Notes.
(3)	Includes long-term secured CBs maturing during 2012 and long-term secured CBs maturing thereafter.
(4)	4.75% Notes due 2014, or the Eurobonds, issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, the sole guarantor of the Eurobonds.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX México, our principal Mexican subsidiary and indirect owner of our international operations, has indebtedness (including other financial obligations) or has provided guarantees of our indebtedness (including other financial obligations), including under the Financing Agreement, the Existing Senior Secured Notes, CBs, and some capital leases, but excluding under the Debentures in the amount of approximately Ps191,067 million (U.S.$13,687 million) as of December 31, 2011. CEMEX España, a holding company for most of our international operations outside Mexico and our main operating subsidiary in Spain, has indebtedness (including other financial obligations) or has provided guarantees of our indebtedness (including other financial obligations), including under the Financing Agreement, the Senior Secured Notes and the Eurobonds, but excluding the Debentures, in the amount of approximately Ps200,560 million (U.S.$14,367 million) as of December 31, 2011.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

The global equity and credit markets in the last few years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. Although we have been able to raise debt, equity and equity linked capital following our entry into the Financing Agreement in August 2009, as capital markets recovered, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition. The failure to achieve a refinancing or extension of maturity of the Financing Agreement prior to its maturity in February 2014 would have a material adverse effect on our liquidity and on our ability to meet our other obligations, including our other indebtedness.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant transactions related to our indebtedness during 2011

As of December 31, 2011, we had approximately Ps239,118 (U.S.$17,129 million) of Total Financial Obligations, not including approximately Ps13,809 million (U.S.$938 million) of notes issued in connection with the Debentures. Our financing activities through December 31, 2010 are described in our annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”). The following is a description of our most relevant transactions related to our indebtedness in 2011:

•

On January 11, 2011, we closed the offering of U.S.$1 billion aggregate principal amount of the January 2011 Notes, which were issued at 99.364% of face value, are callable beginning on their fourth anniversary, bear a 9% interest and mature in January 2018. The January 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX México., New Sunward and CEMEX España. The January 2011 Notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness having the benefit of such collateral.

•

On March 4, 2011, we closed a private exchange transaction of approximately €119 million aggregate principal amount of the 6.277% Debentures for approximately U.S.$125 million (Ps1,491 million) aggregate principal amount of the Additional May 2010 Notes, which bear a 9.25% interest and mature in March 2020. The Additional May 2010 Notes were issued by CEMEX España, Luxembourg branch, and guaranteed by CEMEX, S.A.B. de C.V., CEMEX México and New Sunward. The Additional May 2010 Notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness bonding the benefit of such collateral. As a result of the private exchange, approximately €119 million in aggregate principal amount of the 6.277% Debentures were cancelled, generating in 2011 a gain of approximately Ps446 million, representing the difference between the notional amount of the reacquired debentures and the Additional May 2010 Notes issued in exchange, which was recognized within “Other equity reserves.”

•

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of the April 2011 Notes, which were issued at 99.001% of face value, are floating rate notes and mature in April 2015. The April 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX México, New Sunward and CEMEX España. The April 2011 Notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness bonding the benefit of such collateral.

•

On July 11, 2011, we closed the offering of U.S.$650 million aggregate principal amount of the Additional January 2011 Notes at 97.616% of face value plus any accrued interest. The Additional January 2011 Notes bear 9% interest and mature in January 2018. The Additional January 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX México, New Sunward and CEMEX España. The Additional January 2011 Notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness bonding the benefit of such collateral.

We used a substantial portion of the proceeds from these transactions to repay debt under the Financing Agreement. Through these and prior repayments, we avoided a 0.5% interest rate increase that would have been otherwise applicable beginning in January 2012 pursuant to the Financing Agreement. In addition, we have addressed all maturities under the Financing Agreement until December 15, 2013.

During December 2011, we exchanged a portion of the PDVSA notes received in payment from the Government of Venezuela for perpetual and debt instruments issued by CEMEX. See note 9B to our consolidated financial statements included in the 6-K. Also in December 2011, we received from a third party, as a settlement of an account receivable, the equity interest of an entity whose assets where mainly comprised by perpetual and debt instruments issued by CEMEX. As a result, as of December 31, 2011, CEMEX, S.A.B. de C.V. netted in its balance sheet a portion of several series of its subsidiaries’ debt instruments, held by the newly acquired entity and its other subsidiaries, for an aggregate notional amount of approximately Ps977 million, including portions of U.S. dollar denominated notes issued in May 2010, described below, and U.S. dollar denominated notes issued in April 2011, described below, as well as portions of several series of perpetual debentures for an aggregate notional amount of approximately Ps3,029 million, among others. See note 16D to our consolidated financial statements included in the 6-K. Considering the difference between the fair value of the instruments and their notional amount, as part of this cancellation, we recognized gains, net of certain commissions, for approximately Ps1,630 million, of which, approximately Ps239 million associated with our debt instruments, were recognized within “other expenses, net,” and approximately Ps1,391 million, associated with the perpetual debentures, were recognized in stockholders’ equity as part of “other equity reserves.”

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2010 and 2011 are detailed as follows:

	2010		2011
	Short-term	Long-term	Short-term	Long-term
I. Convertible subordinated notes due 2018	Ps —	—	—	7,542
I. Convertible subordinated notes due 2016	—	—	—	11,364
II. Convertible subordinated notes due 2015	—	7,690	—	8,936
III. Convertible securities due 2019	113	1,881	131	1,749
IV. Capital leases	19	52	528	1,471
	Ps 132	9,623	659	31,062

As mentioned in note 2K to our consolidated financial statements included in the 6-K, financial instruments convertible into our CPOs contain components of both liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders. Beginning in 2011, CEMEX, S.A.B. de C.V. presents all convertible instruments and capital leases within “Other financial obligations.” The information of these items as of December 31, 2010 was reclassified accordingly.

I.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Optional Convertible Notes”) and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Optional Convertible Notes”). The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes, respectively. The notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions (note 12D to our consolidated financial statements included in the 6-K), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (note 16 to our consolidated financial statements included in the 6-K) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. The equity component of the transaction amounted to approximately Ps3,959 million and was recognized upon issuance within “Other equity reserves.” After antidilution adjustments, the conversion rate as of December 31, 2011 was 92.1659 ADS per each U.S.$1,000 principal amount of such notes.

II.	Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Notes”), including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2015 Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2015 Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes (note 12D to our consolidated financial statements included in the 6-K). The equity component amounted to Ps1,232 million and was recognized upon issuance within “Other equity reserves.” After antidilution adjustments, the conversion rate as of December 31, 2011 was 79.5411 ADS per each U.S.$1,000 principal amount of such notes.

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into Mandatorily Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately $34.50, the securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately $23.00 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component for Ps1,971 million was recognized within “Other equity reserves.” See note 12B to our consolidated financial statements included in the 6-K.

IV.	Capital leases

As of December 31, 2010 and 2011, we held several operating assets, mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$6 million (Ps71 million) and U.S.$143 million (Ps1,999 million) respectively. Future payments associated with these contracts are presented in note 19E to our consolidated financial statements included in the 6-K.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 9A to our consolidated financial statements included in the 6-K) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of AXTEL until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated losses of approximately U.S.$43 million (Ps545 million) in 2010, and approximately U.S.$34 million (Ps424 million) in 2011.

Our Perpetual Debentures

As of December 31, 2009, 2010 and 2011, non-controlling interest stockholders’ equity included approximately U.S.$3,045 million (Ps39,859 million), U.S.$1,320 million (Ps16,310 million) and U.S.$938 million (Ps13,089 million), respectively, representing the principal amount of the Debentures. The Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under MFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps2,704 million in 2009, Ps1,624 million in 2010 and Ps1,010 million in 2011. The different SPVs were established solely for purposes of issuing the Debentures and are included in our consolidated financial statements. As of December 31, 2011, the Debentures were as follows:

Issuer	Issuance Date	Nominal Amount (in millions)		Nominal Amount Outstanding as of December 31, 2011 (in millions)(2)		Repurchase Option	Interest Rate
C5 Capital (SPV) Ltd (1).	December 2006	U.S.$	350	U.S.$	111	Fifth anniversary	6.196%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	288	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	349	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€147	Tenth anniversary	6.277%

(1)	Because we did not exercise our repurchase option by December 31, 2011, the annual interest rate of this series changed to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these debentures under the Financing Agreement. As of December 31, 2011, 3-month LIBOR was approximately 0.581%.
(2)	Excludes the notional amount of Debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps. See notes 12A and 16D to our consolidated financial statements included in the 6-K.

Under U.S. GAAP, the Debentures are recognized as debt and interest payments are included as financing expense, as part of the comprehensive financial result in the statement of operations.

As described below and in note 12D to our consolidated financial statements included in the 6-K, on July 15, 2009, in connection with the derivative financial instruments associated with the Debentures, by means of which we changed the risk profile of the interest rates and the currencies of the Debentures from the U.S. Dollar and the Euro to the Yen, and in order to eliminate our exposure to the Yen and the Yen interest rate, we settled our Yen cross currency swap derivatives, as well as the forward contracts for U.S.$196 million as of December 2008, negotiated to eliminate the variability of cash flows in Yen to be incurred through the cross currency swap until 2010, in which CEMEX received cash flows in Yen and paid U.S. Dollars. As a result, a total amount of approximately U.S.$94 million was deposited with trustees for the benefit of the Debenture holders. This amount is being used to pay CEMEX’s coupons on the Debentures. As a result of this settlement, during 2009, we recognized a loss from changes in the fair value of the instruments of approximately U.S.$162 million (Ps2,203 million).

Our Receivables Financing Arrangements

Our subsidiaries in Spain, the United States, Mexico, France and United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements included in the 6-K. The balances of receivables sold pursuant to these securitization programs as of December 31, 2009, 2010 and 2011 were Ps9,624 million (U.S.$735 million), Ps9,968 million (U.S.$807 million) and Ps11,779 million (U.S.$844 million), respectively, of which, the funded amount as of December 31, 2011 was Ps8,598 million (U.S.$616 million). Unfunded amounts of receivables sold are not derecognized but are reclassified from trade receivables to other accounts receivable in the balance sheet (see notes 5 and 6 to our consolidated financial statements included in the 6-K). The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the statement of operations as financial expense and were approximately Ps645 million (U.S.$47 million) in 2009, Ps368 million (U.S.$29 million) in 2010 and Ps390 million (U.S.$31 million) in 2011. CEMEX’s securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization programs outstanding as of December 31, 2011 in Mexico, the United States, Spain, France and the United Kingdom, mature in October 2015, May 2013, May 2016 and March 2013, respectively.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2009, 2010 and 2011 annual shareholders’ meetings held on April 29, 2010, February 24, 2011 and February 23, 2012, respectively, no stock repurchase program was proposed between April 2009 and April 2010, between April 2010 and February 2011 and between February 2011 and February 2012, respectively. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Financing Agreement.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix concrete businesses that respond to our clients’ needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have 10 laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in business processes, information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2009, 2010 and 2011, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately Ps408 million (U.S.$30 million), Ps519 million (U.S.$41 million) and Ps487 million (U.S.$39 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Financing Agreement

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.7 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2011. The Financing Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest expense of the Debentures) of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current economic conditions and high volatility in foreign exchange rates and the financial and capital markets. For the period ended December 31, 2011, we expect to report to the lenders under the Financing Agreement a consolidated coverage ratio of approximately 1.88:1 and a consolidated leverage ratio of approximately 6.64:1, each as calculated pursuant to the Financing Agreement. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million. In addition, we have addressed all maturities under the Financing Agreement until December 15, 2013.

On April 13, 2011, the Financing Agreement was amended so that we can retain funds in the CBs reserve from disposal proceeds, permitted fundraisings and cash in hand, to pay for CBs maturing in April and September 2012.

For a discussion of restrictions and covenants under the Financing Agreement, see “Risk Factors—Risks Relating to Our Business—The Financing Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Mandatory Convertible Notes

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion ratio for the Mandatory Convertible Notes as of the date hereof is 402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Notes.

December 2009 Notes

On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250,000,000 aggregate principal amount and €350,000,000 aggregate principal amount of the December 2009 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500,000,000 aggregate principal amount of the December 2009 Notes. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715,000,000 aggregate principal amount of the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 79.5410 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes.

May 2010 Notes

On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount and €115,346,000 aggregate principal amount of the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of the Additional May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the 6.277% Debentures, pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes, including the Additional May 2010 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes

On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,000,000,000 aggregate principal amount of the January 2011 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650,000,000 aggregate principal amount of the Additional January 2011 Notes. CEMEX México, New Sunward and CEMEX España have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes, including the Additional January 2011 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,667,500,000 aggregate principal amount of the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 92.1659 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

April 2011 Notes

On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800,000,000 aggregate principal amount of the April 2011 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, New Sunward and CEMEX España have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Existing Senior Secured Notes — General

The indentures governing the Existing Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

Commercial Commitments

As of December 31, 2010 and 2011, we had commitments for the purchase of raw materials for an approximate amount of U.S.$288 million and U.S.$184 million, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250

Megawatts (MW) in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2010 and 2011, EURUS supplied approximately 20% and 23%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, or PEMEX, which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2009, 2010 and 2011, the power plant has supplied approximately 74%, 73% and 69%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms (which expire in July 2023 for the Cadereyta refinery contract and October 2022 for the Madero refinery contract).

Contractual Obligations

As of December 31, 2010 and 2011, we had the following material contractual obligations:

(U.S. dollars millions)	2010		2011
Obligations	Total		Less than 1 year	1-3Years	3-5Years	More than 5 Years	Total
Long-term debt	U.S.$	15,694	325	8,512	2,523	3,621	14,981
Capital lease obligations(1)		6	47	85	12	38	182
Convertible notes(2)		784	9	24	1,486	610	2,129

Total debt and other financial obligations(3)	U.S.$	16,484	381	8,621	4,021	4,269	17,292
Operating leases(4)		731	166	219	97	83	565
Interest payments on debt(5)		4,183	984	1,764	931	432	4,111
Pension plans and other benefits(6)		1,579	156	310	316	1,107	1,889

Total contractual obligations	U.S.$	22,977	1,687	10,914	5,365	5,891	23,857

		Ps 283,998	23,551	152,359	74,895	82,238	333,044

(1)	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2011, the net present value of future payments under such leases is approximately U.S.$143 million (Ps1,999 million), of which, approximately U.S.$44 million (Ps613 million) refers to cash flows from 1 to 3 years, and approximately U.S.$73 million (Ps1,023 million) refer to cash flows from 3 to 5 years.
(2)	Refers to the convertible notes and assumes repayment at maturity and no conversion of the notes. See note 12B to our consolidated financial statements included in the 6-K.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$243 million (Ps3,305 million) U.S.$199 million (Ps2,521 million) and U.S.$256 million (Ps3,195 million), in 2009, 2010 and 2011, respectively.

(5)	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2010 and 2011.
(6)	Represents estimated annual payments under these benefits for the next 10 years. Future payments include the estimate of new retirees during such future years. See note 14 to our consolidated financial statements included in the 6-K.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX in Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law because CEMEX had not received any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of U.S.$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately U.S.$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately U.S.$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately U.S.$503 million and recognized a settlement gain in the statement of operations of approximately U.S.$150 million, which includes the write-off of the currency translation effects accrued in equity.

As of December 31, 2011, CEMEX maintained PDVSA notes as available-for-sale investments with a notional amount of approximately U.S.$203 million (Ps2,834 million) and a fair value of approximately U.S.$180 million (Ps2,513 million). During 2011, changes in valuation of these investments generated a loss of approximately Ps58 million recognized as part of other comprehensive loss within other equity reserves.

See note 9B to our consolidated financial statements included in the 6-K.

See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the years ended December 31, 2009, 2010 and 2011, we had a net loss related to the recognition of changes in fair values of derivative financial instruments during the applicable period for approximately Ps2,160 million (U.S.$141 million), Ps849 (U.S.$67 million) and Ps3,994 million (U.S.$320 million), respectively.

Since the beginning of 2009, with the exception of our capped call transactions entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 12D to our consolidated financial statements included in the 6-K), which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing and as hedges of: (i) highly probable forecasted transactions and (ii) our net investments in foreign subsidiaries. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot make assurances that the risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2010		At December 31, 2011		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)
Interest rate swaps	196	35	189	52	April 2015
Equity forwards on third party shares	53	15	46	1	April 2012
Forward instruments over indexes	16	1	5	—	October 2010
Options on our own shares	1,575	(71)	2,742	93	September 2022

Our Interest Rate Swaps. As of December 31, 2010 and 2011, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$196 million and U.S.$189 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. See note 19C to our consolidated financial statements included in the 6-K. As of December 31, 2010 and 2011, the fair value of the swap represented assets of approximately U.S.$35 million and U.S.$52 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2010 and 2011, LIBOR was 0.46% and 0.81%, respectively. Changes in the fair value of interest rate swaps, including those settled in April 2009, generated gains of approximately U.S.$9 million (Ps114 million) in 2010 and U.S.$17 million (Ps212 million) in 2011, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third Party Shares. As of December 31, 2010 and 2011, we had forward contracts to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty) with an aggregate notional amount of U.S.$53 million and U.S.$46 million, respectively. Both tranches are due in April 2012. These transactions were intended to maintain exposure to changes in the price of such entity after our sale of 119 million CPOs of Axtel in March 2008. The sale represented approximately 9.5% of the equity capital of Axtel as of the sale date and nearly 90% of our position in Axtel, which had been part of our investments in associates. Changes in the fair value of this instrument generated losses of approximately U.S.$43 million (Ps545 million) in 2010 and U.S.$34 million (Ps424 million) in 2011, which were recognized in the statement of operations for each year.

Our Forward Instruments Over Indexes. As of December 31, 2010 and 2011, we held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in October 2011 and were extended until October 2012, through a payment of approximately U.S.$1 million (Ps12 million). By means of these instruments, we maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a gain of approximately U.S.$5 million (Ps63 million) in 2010 and a loss of approximately U.S.$1 million (Ps12 million) in 2011, which were recognized in the statement of operations for each year.

Our Options on our own shares. In August 2011, upon their maturity, we settled through a payment of approximately U.S.$188 million (Ps2,346 million), options based on the price of our ADS for a notional amount of U.S.$500 million, structured within a debt transaction of U.S.$500 million (Ps6,870 million) issued in June 2008. By means of these options, considering that the price per ADS remained below approximately U.S.$21, as adjusted as of December 31, 2010, we paid the maximum net interest rate of 12% on the related debt transaction. We could have gradually obtained a net interest rate of zero on this debt had the ADS price exceeded approximately U.S.$30, as adjusted as of December 31, 2010. As of December 31, 2010, the fair value represented a liability of approximately U.S.$71 million (Ps878 million), which included deposits in margin accounts of approximately U.S.$105 million (Ps1,298 million). Changes in the fair value were recognized in the statements of operations for each year within “Results from financial instruments,” representing losses of approximately U.S.$21 million (Ps266 million) in 2010 and U.S.$1 million (Ps12 million) in 2011.

On March 15, 2011, in connection with the offering of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 148 million ADSs (87 million ADSs maturing in March 2016 and 61 million ADSs maturing in March 2018), by means of which, for the 2016 Optional Convertible Notes, at maturity of the notes in March 2016, if the price per ADS is above U.S.$11.284, we will receive in cash the difference between the market price of the ADS and U.S.$11.284, with a maximum appreciation per ADS of U.S.$5.21. Likewise, for the 2018 Notes, at maturity of the notes in March 2018, if the price per ADS is above U.S.$11.284, we will receive in cash the difference between the market price of the ADS and U.S.$11.284, with a maximum appreciation per ADS of U.S.$6.94. We paid a total premium of approximately U.S.$222 million. As of December 31, 2011, the fair value of such options represented an asset of approximately U.S.$85 million (Ps1,187 million). During 2011, changes in the fair value of these instruments generated a loss of approximately U.S.$137 million (Ps1,710 million), which was recognized within the statements of operations for 2011.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 52.6 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$13.60, we will receive in cash the difference between the market price of the ADS and U.S.$13.60, with a maximum appreciation per ADS of U.S.$5.23. We paid a premium of approximately U.S.$105 million. As of December 31, 2010 and 2011, the fair value of such options represented an asset of approximately U.S.$95 million (Ps1,174 million) and U.S.$12 million (Ps168 million) respectively. During 2010 and 2011, changes in the fair value of this contract generated losses of approximately U.S.$11 million (Ps139 million) and U.S.$83 million (Ps1,036 million) respectively, which were recognized in the statements of operations for each year.

As of December 31, 2010 and 2011, we had granted a guarantee for a notional amount of approximately U.S.$360 in both years, in connection with put option transactions on our CPOs entered into by Citibank with a Mexican trust that we established on behalf of its Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in note 19C to our consolidated financial statements included in the 6-K. The fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately U.S.$95 million (Ps1,174 million) in 2010 and U.S.$4 million (Ps56 million) in 2011. Changes in the fair value were recognized in the statements of operations for each year, representing losses of approximately U.S.$6 million (Ps76 million) in 2010 and U.S.$80 million (Ps998 million) in 2011. As of December 31, 2010 and 2011, cash deposits in margin accounts were approximately U.S.$55 million (Ps680 million) and U.S.$225 million (Ps3,141 million), respectively.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2011. See note 12A to our consolidated financial statements included in the 6-K. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2011. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2011 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of December 31, 2011
	2012		2013	2014	2015	After 2016	Total		Fair Value
Variable rate	U.S.$	213	498	6,408	760	9	U.S.$	7,889	U.S.$	7,729
Average interest rate		5.02%	5.48%	5.96%	6.90%	4.68%
Fixed rate	U.S.$	111	44	1.561	4	5,370	U.S.$	7,092	U.S.$	5,901
Average interest rate		8.40%	8.35%	8.37%	9.20%	9.07%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2011 does not include our other financial obligations and the Debentures for an aggregate amount of U.S.$2,225 million (Ps31,062 million) and U.S.$938 million (approximately Ps13,089 million), issued by consolidated entities. See notes 12B and 16D to our consolidated financial statements included in the 6-K.

As of December 31, 2011, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2011, 50% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 454 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2011, approximately 22% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 16% in the United States, 8% in the United Kingdom, 8% in Germany, 7% in France, 7% in our Rest of Northern Europe geographic segment, 4% in Spain, 3% in Egypt, 4% in our Rest of Mediterranean segment, 11% in South America and the Caribbean, 3% in Asia and 7% from our other operations.

As of December 31, 2011, approximately 77% of our Total Financial Obligations was Dollar-denominated, approximately 20% was Euro-denominated, approximately 3% was Peso-denominated and immaterial amounts were denominated in other currencies, not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures; therefore, we had a foreign currency exposure arising from the Dollar-denominated Total Financial Obligations, and the Euro-denominated Total Financial Obligations, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2010 and 2011, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel CPOs. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$4 million (Ps53 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintain exposure to changes of such index, until maturity in October 2012. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps14 million).

As of December 31, 2011, we were subject to the volatility of the market price of our CPOs in relation to our options over our CPO price and our put option transactions on our CPOs, as described in “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Other Equity Derivative Contracts.” A decrease in the market price of our CPOs may adversely affect our result from financial instruments and our net income.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of our CPOs would be a loss of approximately U.S.$25 million (Ps352 million).

In connection with the offering of the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with affiliates of the financial institutions involved on those transactions. See “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Capped Call Transactions.”

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2009, 2010 and 2011.

Investments and Acquisitions

As a result of Ready Mix USA’s exercise of its put option (See note 9A to our consolidated financial statements included in the 6-K) and after performance of the obligations by both parties under the put option agreement, effective August 1, 2011, CEMEX acquired for approximately U.S.$352 million (Ps4,914 million) its former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date in which Ready Mix USA exercised its put option until CEMEX’s acquisition date, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Upon acquisition, the purchase price was assigned to each joint venture proportionately to CEMEX’s relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. The acquisition of the minority interest in CEMEX Southeast, LLC, which was fully consolidated by CEMEX as of the acquisition date, and Ready Mix USA, LLC, generated an aggregate loss of approximately U.S.$31 million (Ps387 million), which, as a transaction between stockholders under MFRS, was recognized within “Other equity reserves.” As of December 31, 2011, CEMEX was in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed. Our consolidated financial statements include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of the fair value of its net assets as of the acquisition date and its results of operations for the five-month period ended December 31, 2011. See note 11A to our consolidated financial statements included in the 6-K

According to CEMEX’s best estimate of the fair value of Ready Mix USA, LLC’s net assets as of December 31, 2011, CEMEX consolidated net assets of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,347 million.

Our total additions in property, machinery and equipment, as reflected in our consolidated financial statements (see note 10 to our consolidated financial statements included in the 6-K), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$636 million in 2009, U.S.$555 million) in 2010 and U.S.$459 million in 2011. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates.

As of the date hereof, we have allocated over U.S.$600 million in our 2012 budget to continue with this effort.

Divestitures

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate non-core business and equipment.

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

On October 1, 2009, CEMEX sold its Australian operations to Holcim Ltd. for 2,020 million Australian dollars (U.S.$1,700 million). The assets divested consisted of 249 ready-mix concrete plants, 83 aggregate quarries, 16 concrete pipe plants, as well as CEMEX’s 25% interest in Cement Australia Pty Limited, with an aggregate cement production capacity of 5.1 million tons. As a result of this significant divestiture, the Australian operations for 2009 were reclassified to the single line item of “Discontinued operations,” which includes a loss on sale of approximately Ps5,901 million (U.S.$446 million), net of an income tax benefit of approximately Ps2,528 million (U.S.$191 million) and an expense of approximately Ps1,310 million (U.S.$99 million) from the reclassification of foreign currency translation effects accrued in equity until the moment of sale. See note 3B to our consolidated financial statements included in the 6-K.

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

BUSINESS

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2011 of approximately 95.6 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 160 million tons, in each case based on our annual sales volumes in 2011. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.4 million tons of cement and clinker in 2011. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps548 billion (U.S.$39 billion) as of December 31, 2011, and an equity market capitalization of approximately Ps98.8 billion (U.S.$7.7 billion) as of February 24, 2012.

As of December 31, 2011, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2011, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2011
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	64	15	29.3
United States	246	13	17.1
Northern Europe
United Kingdom(2)	33	2	2.4
Germany	12	2	4.9
France	16	—	—
Rest of Northern Europe(3)	19	3	4.6
Mediterranean
Spain	58	8	11
Egypt	8	1	5.4
Rest of Mediterranean(4)	11	3	2.4
South America and the Caribbean
Colombia	12	6	4.8
Rest of South America and the Caribbean(5)	22	5	8.0
Asia
Philippines	9	2	4.5
Rest of Asia(6)	2	1	1.2
Corporate and Other Operations	36	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “Installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.6 million tons of cement.

(2)	“Number of cement plants” and “Installed cement production capacity” includes a cement plant which has been mothballed since November 2008, with an annual installed capacity of 0.3 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2011, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of December 31, 2011.
(4)	Refers primarily to our operations in Croatia, the UAE and Israel.
(5)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(6)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During most of the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following are our only significant acquisitions over the last five years:

•

On July 1, 2007, we completed for accounting purposes the acquisition of 100% of the Rinker shares for a total consideration of approximately U.S.$14.2 billion (excluding the assumption of approximately U.S.$1.3 billion of Rinker’s debt). Rinker, then headquartered in Australia, was a leading international producer and supplier of materials, products and services used primarily in the construction industry, with operations primarily in the United States and Australia, and limited operations in China. Rinker operations in the United States consisted of two cement plants located in Florida with an installed capacity of 1.9 million tons of cement and 172 ready-mix concrete plants. In Australia, through its Readymix subsidiary, Rinker’s Australian operations, which we have since sold, comprised 344 operating plants including 84 quarries and sand mines, 243 concrete plants and 17 concrete pipe and product plants, as of the date of acquisition. In China, through its Readymix subsidiary, Rinker operated four concrete plants in the northern cities of Tianjin and Qingdao.

•

As a result of Ready Mix USA’s exercise of its put option (see note 9A to our consolidated financial statements included in the 6-K), effective August 1, 2011, we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement, for approximately U.S.$352 million (Ps4,914 million). In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Upon our acquisition, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC, considering the original fair values as of the dates of the agreements in 2005. As of December 31, 2011, we were in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed. Our consolidated financial statements include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date, and its results of operations for the five-month period ended December 31, 2011.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•

On September 30, 2010, Ready Mix USA exercised its put option right. As a result, on August 12, 2011, we acquired Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC, which cement, aggregates, ready-mix and block assets located in the southeast region of the United States. CEMEX’s purchase price for Ready Mix USA’s interests, including a non-compete and a transition services agreement, was approximately U.S.$352 million. CEMEX also consolidated approximately U.S.$28 million in net debt held by one of the joint ventures.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

•

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million).

•

As required by the Antitrust Division of the United States Department of Justice, pursuant to a divestiture order in connection with the Rinker acquisition, in December 2007, we sold to the Irish producer CRH plc, ready-mix concrete and aggregates plants in Arizona and Florida for approximately U.S.$250 million, of which approximately U.S.$30 million corresponded to the sale of assets from our pre-Rinker acquisition operations.

•

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, a privately owned ready-mix concrete producer with operations in the Southeastern United States (described below), CEMEX contributed and sold to Ready Mix USA LLC, our ready-mix concrete joint venture with Ready Mix USA (described below) certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC, and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we are continuing a process aimed at divesting several assets management regards as non-core, and we are currently engaged in marketing for sale additional assets in our portfolio, which we do not consider strategic.

Our Production Processes

Our Production Processes

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone, and ready-mix concrete is the mixture of cement with sand, gravel or other aggregates and water.

Aggregates are naturally occurring sand and gravel or crushed stone such as granite, limestone and sandstone. Aggregates are used to produce ready-mix concrete, roadstone, concrete products, lime, cement and mortar for the construction industry, and are obtained from land based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Cement Production Process

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2011, 57 of our 61 operative production plants used the dry process, four used the wet process. Our operative production plants that use the wet process are located in Colombia, Nicaragua, and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

Ready-mix concrete is a combination of cement, fine and coarse aggregates, and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The concrete hardens due to the chemical reaction when water is added to the mix, filling voids in the mixture and turning it into a solid mass.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in roadbuilding activity, asphalt producers and concrete product producers.

For a description of our raw materials reserves, see “Item 4 – Information on the Company – Description of our raw materials reserves” in the 2010 Annual Report.

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia, Poland and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the United States, Spain, Italy, Australia and elsewhere.

Provide our customers with the best value proposition

We want CEMEX to be the supplier of choice for our customers, whether global construction firms or individuals building their family’s first home. We want to provide them with the most efficient and effective building solutions for their construction project, large or small. We seek a clear understanding of what they require to meet their needs.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated turnkey solutions provider, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also recently provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit. We also continue innovating with new products, and recently launched two new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement (including with lenders who are affiliates of J.P. Morgan and BofA Merrill Lynch), which extended the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank facilities and private placement obligations, of which U.S.$7,195 million remained outstanding as of December 31, 2011. Since entering into the Financing Agreement, we have successfully completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities. As of December 31, 2011, we had principal payments due under the Financing Agreement of U.S.$488 million on December 15, 2013 and U.S.$6,707 million on February 14, 2014. We currently have funds available to address all of our significant scheduled maturities until the December 15, 2013 maturity under the Financing Agreement. Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, the Company maintains an ongoing dialogue with its creditors regarding refinancing alternatives for its upcoming maturities.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In 2012, our objective is to raise in excess of U.S.$500 million from asset sales.

Global Cost-Reduction Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. CEMEX is targeting to generate approximately U.S.$400 million in annualized cost savings intended to improve our operating results by the end of 2012 through the implementation of this program, which contemplates an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 28%, from 61,545 employees as of December 31, 2007 to 44,104 employees as of December 31, 2011. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2011, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$459 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2011. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include all our intermediary holding companies and our operating company’s subsidiaries.

Our Corporate Structure as of December 31, 2011

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Centro Distribuidor de Cemento, S.A. de C.V. (Mexico) 100% (2)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (14)
CEMEX SIA (Latvia) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
CEMEX AS (Norway) 100% (8)
Readymix Argentina, S.A. (Argentina) 100%
CEMEX Deutschland AG (Germany) 100%
Akmenes Cementas AB (Lithuania) 33% (15)
Readymix plc (Ireland) 61.2% (13)
CEMEX Jamaica (Jamaica) 100%
CEMEX Austria AG (Austria) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
Cemex Hungária Kft (Hungary) 100%
UAE (United Arab Emirates) 49% (11)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
Cemex Materials LLC. (United States) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Colombia, S.A. (Colombia) 99.7%
Cemento Bayano, S.A. (Panama) 99.5%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9) (10)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
APO Cement Corporation (Philippines) 100% (10)
CHINA (China) 99% (16)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes the interest of New Sunward, CEMEX, S.A.B. de C.V. and other subsidiaries of the group.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.) 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX España’s 2% indirect interest.
(13)	Registered business name is CEMEX Ireland. On February 22, 2012, Readymix Investments, an indirect subsidiary of CEMEX, made an offer for all the shares in Readymix plc that are not already indirectly owned by CEMEX at a per share price of €0.25. The acquisition remains subject to, among other things, certain approvals by Readymix plc’s shareholders and other closing conditions.
(14)	On December 4, 2009 Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(15)	Represents our 33.95% in ordinary shares and our 11.64% in preferred shares.
(16)	Represents CEMEX Asia Holdings’ economic interest in 2 companies in China, CEMEX Tianjin and CEMEX Qingdao, with a 99% interest in CEMEX Tianjin and a 100% interest in CEMEX Qingdao.

Mexico

Overview. Our operations in Mexico represented approximately 22% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2011, our business in Mexico represented approximately 31% of our total installed cement capacity and approximately 12% of our total assets.

As of December 31, 2011, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.3 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.4 million tons of cement per year, is expected to be completed in 2013. We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$303 million in 2008, approximately U.S.$30 million in 2009 and approximately U.S.$1 million in 2010. We did not make any capital expenditures for the construction of the new kiln in 2011. We expect to spend approximately U.S.$108 million through completion. We expect that this investment will be fully funded with free cash flow generated during the construction period.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2011, approximately 850 independent concessionaries with more than 2,500 stores were integrated into the Construrama program, with nationwide coverage.

The Cement Industry in Mexico. According to INEGI, Mexico’s construction GDP remained flat in 2010 compared to 2009. For the full year 2010, total construction investment increased 0.7%, primarily as a result of a 6% increase in infrastructure spending, offset by an estimated decrease in the residential and non-residential sectors of 1.5% and 4.0%, respectively. INEGI has not yet published construction information for the full 2011 fiscal year.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2011 accounted for approximately 59% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo,” and “Centenario.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim Ltd.; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including:

•

the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the strong brand recognition and the wide variety of special products with enhanced properties;

•	the extensive capital expenditure requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2011, we operated 13 out of a total of 15 plants (two were temporarily shut down given market conditions) and 87 distribution centers (including seven marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low-land transportation costs to export to U.S., Caribbean, Central and South American markets.

Cement Plants	15
Marine Terminals	7
Ready-Mix Plants	323
Cement Terminals	80

Aggregates Plants	16

Products and Distribution Channels

Cement. Our cement operations represented approximately 52% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011. Our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico for 2011. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2011.

Ready-Mix Concrete. Our ready-mix operations represented approximately 22% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 4% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2011. In 2011, approximately 22% of our cement and clinker exports from Mexico were to the United States, 36% to Central America and the Caribbean and 42% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2022 and 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 15.2% of the total fuel consumption for our operations in Mexico in 2011.

In 1999, we reached an agreement with the TEG consortium for the financing, construction and operation of a 230 megawatt (“MW”) energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. As part of the original agreement, we committed to supply the energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement we entered into with PEMEX. These agreements were reestablished under the same conditions in 2007 with the new operator and the term was extended until 2027. The agreement with PEMEX, however, was not modified and terminates in 2024. Consequently, for the last 3 years of the agreement, we intend to purchase the required fuel in the market. For the years ended December 31, 2009, 2010 and 2011 the power plant has supplied approximately 74%, 73% and 69% respectively, of our overall electricity needs during such years for our cement plants in Mexico.

In April 2007, we and Acciona formed an alliance to develop a wind farm project for the generation of 250 MW in Juchitan, Oaxaca, Mexico. We acted as sponsors of the project, which was named EURUS. Acciona provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between us and Acciona establish that our cement plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. The power plant had a cost of approximately U.S.$550 million. For the years ended December 31, 2011 and 2010, EURUS supplied approximately 23.7% and 20.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such years.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2011, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 70 and 89 years, respectively, assuming 2006-2010 average annual cement production levels. As of December 31, 2011, all our production plants in Mexico utilized the dry process.

As of December 31, 2011, we had a network of 80 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 323 ready-mix concrete plants throughout 79 cities in Mexico, more than 2,500 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2011, we closed approximately 11% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$84 million in 2009, U.S.$87 million in 2010 and U.S.$87 million in 2011 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$97 million in our operations in Mexico during 2012.

United States

Overview. Our operations in the United States represented approximately 16% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2011, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 45% of our total assets. As of December 31, 2011, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2011, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2011, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 47 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2011, we had 444 ready-mix concrete plants located in the Carolinas, Florida, Georgia, Alabama, Tennessee, Texas, New Mexico, Nevada, Arizona, California, Oregon and Washington and aggregates facilities in North Carolina, South Carolina, Arizona, California, Florida, Georgia, Alabama, New Mexico, Nevada, Oregon, Texas, and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, then representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC, then representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA LLC, then representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregates operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA LLC, then representing approximately 91% of its contributed capital. We owned a 50.01% interest, and Ready Mix USA owned a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owned a 50.01% interest, and we owned a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA LLC. CEMEX Southeast, LLC was managed and fully consolidated by us, and Ready Mix USA LLC was managed by Ready Mix USA and was accounted for by us under the equity method.

Under the Ready Mix USA LLC joint venture, we were required to contribute to the Ready Mix USA joint venture any ready-mix concrete and concrete block assets we acquired inside the joint venture region, while any aggregates assets acquired inside the region could be added to the Ready Mix USA joint venture at the option of the non-acquiring member. Building materials, pipe, transport and storm water treatment assets were not subject to the contribution clause under the Ready Mix USA joint venture. The value of the contributed assets was to be determined based on a formula by the Ready Mix USA joint venture.

On September 1, 2005, we had sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA LLC for approximately U.S.$125 million.

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, CEMEX contributed and sold to Ready Mix USA LLC, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which, in turn, received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA managed all the assets acquired. Following this transaction, Ready Mix USA LLC continued to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. The assets contributed and sold by CEMEX included: 11 concrete plants, 12 limestone quarries, four concrete maintenance facilities, two aggregate distribution facilities and two administrative offices in Tennessee; three granite quarries and one aggregates distribution facility in Georgia; and one limestone quarry and one concrete plant in Virginia. All these assets were acquired by us through our acquisition of Rinker.

On February 22, 2010, Ready Mix USA LLC completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for U.S.$420 million. The active quarries, which consist of two granite quarries in Georgia, nine limestone quarries in Tennessee and one limestone quarry in Virginia, were operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC and to effect a cash distribution of approximately U.S.$100 million to each joint venture partner, including CEMEX.

Beginning on June 30, 2008, Ready Mix USA had a put option right, which, upon exercise, would require us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC at a price equal to the greater of a) eight times the companies’ operating cash flow for the trailing twelve months, b) eight times the average of these companies’ operating cash flow for the previous three years, or c) the net book value of the combined companies’ assets. On September 30, 2010, Ready Mix USA exercised its put option right. As of December 31, 2010, CEMEX did not recognize a liability for such put option right, as the fair value of the net assets exceeded the purchase price. Effective August 1, 2011, the put option exercise was completed and we acquired Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. CEMEX’s purchase price for Ready Mix USA’s interests, including a non-compete and a transition services agreement, was approximately U.S.$352 million, which brought approximately U.S.$28 million in net debt held by one of the joint ventures. As of December 31, 2011, CEMEX is consolidating the fully owned operations of CEMEX Southeast, LLC and Ready Mix USA LLC and is in the process of completing the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility will manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures in 2010 nor in 2011. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2012. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations, closed under-utilized facilities and reduced headcount, to pursue improvement in the profitability of our operations in the region.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we believe that we achieved a competitive position in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the six largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida.

The Cement Industry in the United States. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial and commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand during periodic economic recessions, including the recent recession.

The construction industry experienced the worst downturn in over 70 years as the fallout from the collapse of the housing boom caused massive losses in the financial sector, which resulted in a deep recession and extremely tight credit conditions. Under these conditions, cement demand declined 44% from 2006 to 2009. Expansionary monetary and fiscal policies pulled the economy out of the recession, with real GDP growth of 3% in 2010, which has continued at a more moderate pace of 1.5% in 2011 as of November 30, 2011. With the economy recovering, cement demand has stabilized with relatively flat demand for 2010 and 2011. After a 73% decline in housing starts from 2005 to 2009, the housing sector stabilized in the second half of 2009 and has increased moderately since then, from approximately 554,000 starts in 2009 to approximately 586,900 starts in 2010 and approximately 606,900 starts in 2011. Nominal construction spending for the industrial and commercial sector lagged the decline in the economy by a year, with declines of 24% in 2009, 32% in 2010 and 4% in 2011 as of November 30, 2011. The industrial and commercial sector has stabilized during 2011 from a year-over-year spending decline of 12% during the first half of the year to a positive 5% in the third quarter and is running at approximately 8% growth for the first two months of the fourth quarter. Industrial and commercial contract awards, which drive future spending for the sector, have increased by 3% in real terms through November 2011, compared to the same period of the prior year, which indicates that a moderate recovery in this sector may be emerging. Nominal construction spending for the public sector remained more resilient during the recession, increasing 9% in 2008 followed by flat spending in 2009 and declines of 7% in 2010 and 3% in 2011 as of November 30, 2011.

According to projections by the Portland Cement Association, cement demand will remain flat in 2012, return to growth of 7% in 2013 and experience double-digit growth in 2014 and 2015. Overall, we believe that the construction sector and cement demand have stabilized and should start growing again as the economic recovery leads to more job creation and better credit conditions.

Competition. The cement industry in the United States is highly competitive. We compete with national and regional cement producers in the United States Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready-mix concrete plants that produce ready-mix concrete in the United States and about 70,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, during 2011 an estimated 3,900 companies operated approximately 6,000 sand and gravel sites and 1,600 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2011.

Cement Plants 13
Deep-Water Import Terminals 4
Cement Terminals (domestic) 43
Ready-Mix Plants 444

Active Aggregates Quarries 81

Products and Distribution Channels

Cement. Our cement operations represented approximately 30% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2011. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 30% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2011. Our ready-mix concrete operations in the United States purchase most of their cement requirements from our cement operations in the United States and roughly half of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 17% of net sales for our operations in the United States before eliminations resulting from consolidation in 2011. We estimate that, as of December 31, 2010, the hard rock and sand/gravel permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 25 and 22 years, respectively, assuming 2006-2010 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 32% of our total production costs of our cement operations in the United States in 2011. We are currently implementing a program to gradually replace coal with more economic fuels, such as petcoke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2011, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2011 represented approximately 16% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 63 and 89 years, respectively, assuming 2006-2010 average annual cement production levels. As of that date, we operated a distribution network of 47 cement terminals. All of our 13 cement production facilities in 2011 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2011, we had 444 wholly-owned ready-mix concrete plants and operated 81 aggregates quarries. As of December 31, 2011, we distributed fly ash through 14 terminals and eight third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 139 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 68% of our ready-mix plants, 75% of our block manufacturing plants and 77% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million.

Capital Expenditures. We made capital expenditures of approximately U.S.$60 million in 2009, U.S.$75 million in 2010 and U.S.$66 million in 2011 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$69 million in our operations in the United States during 2012.

Divestitures. In an ongoing effort to divest idle and non-core assets, we divested approximately U.S.$69 million of assets in 2011, comprised of U.S.$50 million of real estate (including the sale of a portion of the Davenport facility), U.S.$10 million of non-core businesses and U.S.$9 million of equipment.

Northern Europe

For the year ended December 31, 2011, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 30% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in Northern Europe represented approximately 12% of our total installed capacity and approximately 14% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 8% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2011.

As of December 31, 2011, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, roof tiles, flooring systems and sleepers for rail infrastructure.

The Construction Industry in the United Kingdom. According to the U.K.’s Office for National Statistics, the level of GDP in 2011 as a whole in the United Kingdom is estimated at 0.8%, which is a decline compared to 1.8% in 2010. Total construction output is estimated to have risen 1.8% in 2011, as compared to an 8.2% decline in 2010 over the preceding year. Both private and public sector housing are estimated to have grown, but the total public construction sector is estimated to have decreased by 2.2%, while infrastructure construction is expected to have risen by 9.7%. According to the Mineral Products Association, domestic cement demand increased approximately 6% in 2011 compared to 2010. However, output in the industrial sector is estimated to be down 8.1%, with commercial construction activity flat and total repair and maintenance activity expected to be up slightly at 1.7%.

Competition. Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 15% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2011. About 82% of our U.K. cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2011, our operations in the United Kingdom imported approximately 66 thousand metric tons of clinker from our cement operations in Spain.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 25% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2011. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 16% of our 2011 U.K. sales volume. Our ready-mix concrete operations in the United Kingdom in 2011 purchased approximately 72% of their cement requirements from our cement operations in the United Kingdom and approximately 77% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 23% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2011. In 2011, our U.K. aggregates sales were divided as follows: 53% were sand and gravel, 38% limestone and 9% hard stone. In 2011, 15% of our aggregates volumes were obtained from marine sources along the U.K. coast. In 2011, approximately 47% of our U.K. aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2011, fixed production costs were reduced by 2%. Variable costs increased by 6%, primarily as a result of rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 7% in 2011.

Ready-Mix Concrete. In 2011, we reduced fixed production costs by 7% as compared to fixed production costs in 2010.

Aggregates. In 2011, we reduced fixed production costs by approximately 1%, while increasing sales by 4%.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated three cement plants and one clinker grinding facility in the United Kingdom (including Barrington, which remains mothballed since November 2008). Assets in operation at year-end 2011 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 57 and 59 years, respectively, assuming 2006-2010 average annual cement production levels. As of December 31, 2011, we also owned five cement import terminals and operated 234 ready-mix concrete plants and 61 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, roof tiles, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we have built a new grinding and blending facility at the Port of Tilbury, located on the Thames River east of London. The new facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons per annum. In total, we spent approximately U.S.$93 million in the construction of this new grinding mill: U.S.$28 million in 2007, U.S.$41 million in 2008, U.S.$22 million in 2009 and U.S.$2 million in 2010.

Capital Expenditures. We made capital expenditures of approximately U.S.$58 million in 2009, U.S.$53 million in 2010 and U.S.$47 million in 2011 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$41 million in our operations in the United Kingdom during 2012.

Our Operations in Germany

Overview. As of December 31, 2011, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

The Cement Industry in Germany. According to Euroconstruct, total construction output in Germany increased by 3.7% in 2011. Data from the Federal Statistical Office indicate an increase in construction investments of 5.4% for 2011. Construction in the residential sector increased by 5.9% during this period. Due to favorable weather in 2011, construction works increased significantly during the year. According to preliminary calculations, in 2011, the national cement consumption in Germany increased by 13.4% to 28.0 million tons, while the ready-mix concrete market showed an increase of 14.3% and the increase in the aggregates market was 8.4%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2011. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2011, our installed cement capacity in Germany was 4.9 million tons per year (excluding the Mersmann plant cement capacity). We estimate that, as of December 31, 2010, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life of approximately 42 years, assuming 2006-2010 average annual cement production levels. As of that date, our operations in Germany included three cement grinding mills, 173 ready-mix concrete plants, 42 aggregates quarries, two land distribution centers for cement, five land distribution centers for aggregates and two maritime terminals. In 2006, we closed the kiln at the Mersmann cement plant, and we do not contemplate resuming operations at this plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$31 million in 2009, U.S.$47 million in 2010 and U.S.$26 million in 2011 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$26 million in our operations in Germany during 2012.

Our Operations in France

Overview. As of December 31, 2011, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

The Cement Industry in France. According to the French cement producers association, total cement consumption in France reached 21.3 million tons in 2011, an increase of 7.9% compared to 2010. The increase was primarily driven by an increase of approximately 20% in the construction sector (both residential and non-residential), while the public works sector was flat.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we must rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated 247 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 15 land distribution centers and 42 aggregates quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2009, U.S.$23 million in 2010 and U.S.$22 million in 2011 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in France during 2012.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2011, consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 7% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2011.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2011, we held 61.2% of Readymix plc, our main subsidiary in the Republic of Ireland. On February 22, 2012, Readymix Investments, an indirect subsidiary of CEMEX, S.A.B. de C.V., made an offer for all the shares in Readymix plc that are not already indirectly owned by CEMEX at a per share price of €0.25. The acquisition remains subject to, among other things, certain approvals by Readymix plc’s shareholders and other closing conditions. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2011, we operated 34 ready-mix concrete plants, 26 aggregates quarries and 15 block plants located in the Republic of Ireland, Northern Ireland and the Isle of Man. We import and distribute cement in the Isle of Man.

The Construction Industry in the Republic of Ireland. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 17.5% in 2011. The decrease reflected the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.9 million tons in 2011, a decrease of 12% compared to total cement consumption in 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH, the Lagan Group and Kilsaran.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.3 million in 2009, U.S.$1 million in 2010 and U.S.$1 million in 2011 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the Republic of Ireland during 2012.

Our Operations in Poland

Overview. As of December 31, 2011, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2011, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2011, we also operated 41 ready-mix concrete plants, nine aggregates quarries, 11 land distribution centers and two maritime terminals in Poland.

The Cement Industry in Poland. According to the Central Statistical Office in Poland, total construction output in Poland increased by 16.3% in 2011. In addition, according to our estimates, total cement consumption in Poland reached approximately 19.5 million tons in 2011, an increase of 21.8% compared to 2010.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2009, U.S.$10 million in 2010 and U.S.$21 million in 2011 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$33 million in our operations in Poland during 2012.

Our Operations in the Czech Republic

Overview. As of December 31, 2011, we held 100% of CEMEX Czech Operations, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2011, we operated 56 ready-mix concrete plants, six gravel pits and 12 aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

The Cement Industry in the Czech Republic. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 4.8% in 2011. The decrease was primarily driven by a continued slowdown in civil engineering works. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.9 million tons in 2011, a increase of 3.0% compared to 2010.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2009, U.S.$5 million in 2010 and U.S.$4 million in 2011 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in the Czech Republic during 2012.

Our Operations in Latvia

Overview. As of December 31, 2011, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix cement producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2011, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated five ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$411 million, which included U.S.$11 million, U.S.$86 million, U.S.$174 million, U.S.$113 million, U.S.$22 million and U.S.$5 million invested during 2006, 2007, 2008, 2009, 2010 and 2011.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$115 million in 2009, U.S.$24 million in 2010 and U.S.$8 million in 2011 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Latvia during 2012.

Our Equity Investment in Lithuania

Overview. As of December 31, 2011, we owned an approximate 33% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an installed cement capacity of 0.4 million tons per year.

Our Operations in Austria

Overview. As of December 31, 2011, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2011, we owned 32 ready-mix concrete plants and operated seven additional plants through joint ventures. We also owned 23 aggregates quarries, including six quarries which are currently operated by third parties, and had non-controlling interests in three quarries.

The Cement Industry in Austria. According to Euroconstruct, total construction output in Austria increased by 0.7% in 2011. The increase was primarily driven by slightly higher investments in residential and non-residential building construction. According to our estimates, the 2011 total cement consumption in Austria was stable compared to the previous year.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2009, U.S.$3 million in 2010 and U.S.$3 million in 2011 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Austria during 2012.

Our Operations in Hungary

Overview. As of December 31, 2011, we held 100% of CEMEX Hungária Kft., our main subsidiary in Hungary. As of December 31, 2011, we owned 33 ready-mix concrete plants and five aggregates quarries, and we had non-controlling interests in eight other ready-mix concrete plants and two other aggregates quarries.

The Cement Industry in Hungary. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 3% in 2011. The decrease was primarily driven by a lack of infrastructural projects in the country due to the slowdown of the economy. Total cement consumption in Hungary was 2.2 million tons in 2011, a decrease of 16% compared to 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Strabag, Holcim and Lasselsberger.

Capital Expenditures. No significant capital expenditures were made in 2009 in our operations in Hungary, and we made capital expenditures of approximately U.S.$2 million in 2010 and U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Hungary during 2012.

See “Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to the proposed sale of our operations in Austria and Hungary.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2011, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.1 million in 2009, U.S.$0.5 million in 2010 and U.S.$0.2 million in 2011 in our operations in other European countries. We currently do not expect to make any significant capital expenditures in our operations in other European countries during 2012.

Mediterranean

For the year ended December 31, 2011, our business in Mediterranean, which includes our operations in the Spain, Egypt and our Rest of Mediterranean segment, as described below, represented approximately 11% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in Mediterranean represented approximately 20% of our total installed capacity and approximately 14% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 4% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 10% of our total assets, for the year ended December 31, 2011.

As of December 31, 2011, we held 99.88% of CEMEX España, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX España. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., also a subsidiary of CEMEX España, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX España. CEMEX España is also a holding company for most of our international operations.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, including approximately €11 million in 2006, €19 million in 2007, €3 million in 2008, and €0.2 million in 2009. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the last quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, is at an initial stage, with no material investments made during 2011 or expected to be made during 2012.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. The new cement plant is expected to have an annual capacity in excess of 650,000 tons and will be completed depending on the improvement of market conditions in Spain. Our investment in the construction of the plant is expected to be approximately €138 million, including approximately €28 million in 2007, €58 million in 2008, €30 million in 2009, €3 million in 2010, €1 million in 2011 and an expected €1 million in 2012. We hold a 99.99% interest in Cementos Andorra, and the Burgos family holds a 0.01% interest.

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

The Cement Industry in Spain. According to our latest estimates, in 2011, investment in the construction sector in Spain fell by approximately 8% when compared to 2010, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 11%. Investment in the residential construction sector fell approximately 5% in 2011. According to the latest estimates from the Asociación de Fabricantes de Cemento de España, or OFICEMEN, the Spanish cement trade organization, cement consumption in Spain in 2011 decreased 17.2% compared to 2010.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 10.5% in 2007, 40% in 2008, 62% in 2009, 17% in 2010 and 30% in 2011. Clinker imports have been significant, with an increase of 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009, 36% in 2010 and 45% in 2011. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the past years, Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2011, cement exports decreased to approximately 3.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010, and decreased 1% in 2011.

Competition. According to our estimates, as of December 31, 2011, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 69% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2011, approximately 15% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 19% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011. Our ready-mix concrete operations in Spain in 2011 purchased almost 92% of their cement requirements from our cement operations in Spain, and approximately 69% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 7% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 12% of net sales for our operations in Spain before eliminations resulting from consolidation, increased by approximately 6% in 2011 compared to 2010, primarily as a result of strategically increased exports to other countries, especially those located in Africa, to mitigate local volume declines. Export prices are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2011, 4% consisted of white cement, 41% of gray cement and 55% of clinker. In 2011, 31% of our exports from Spain were to Europe and the Middle East and 69% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2011, we burned organic waste, tires and plastics as fuel, achieving, in 2011, a 43% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2012, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 59%.

Description of Properties, Plants and Equipment. As of December 31, 2011, our operations in Spain included 8 cement plants located in Spain, with an installed cement capacity of 11 million tons, including 1.1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 21 distribution centers, including seven land and 14 marine terminals, 108 ready-mix concrete plants, 30 aggregates quarries and 12 mortar plants. As of December 31, 2011, we owned eight limestone quarries located in close proximity to our cement plants and five clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 41 and 18 years, respectively, assuming 2006-2010 average annual cement production levels.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2010, four out of our eight cement plants partially stopped cement production. In addition to these partial stoppages, our Villanova plant, located in Tarragona, and our Escombreras grinding mill, located in Cartagena, were closed temporarily during 2009, and will only resume production on a need basis. Moreover, the San Vicente plant, located in Alicante, and the Muel grinding mill, located in Aragón, have been permanently shutdown. Additionally, approximately 48% of our ready-mix concrete plants in Spain have been also temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$74 million in 2009, U.S.$46 million in 2010 and U.S.$39 million in 2011 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$28 million in our operations in Spain during 2012, including those related to the construction of the new cement production facility in Teruel, described above.

Our Operations in Egypt

Overview. As of December 31, 2011, we had a 95.8% interest in Assiut Cement Company, or CEMEX Egypt, our main subsidiary in Egypt. As of December 31, 2011, we operated one cement plant in Egypt, with an installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 55 and 75 years, respectively, assuming 2006-2010 average annual cement production levels. In addition, as of December 31, 2011, we operated seven ready-mix concrete plants, of which three are owned and four are under management contracts, and seven land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2011, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

The Cement Industry in Egypt. According to our estimates, the Egyptian market consumed approximately 48.6 million tons of cement during 2011, based on government data (local and imported cement). Cement consumption decreased by 1.7% in 2011, mainly driven by the political unrest the country witnessed in Egypt during the year. As of December 31, 2011, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement capacity of approximately 58.7 million tons.

Competition. According to the Egyptian Cement Council, during 2011, Holcim and Lafarge (Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 45.4% of the total installed capacity in Egypt. Other significant competitors in the Egypt are Aribian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), Saud Valley, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies.

Cement and Ready-Mix Concrete. For the year ended December 31, 2011, cement represented approximately 89% and ready-mix concrete represented approximately 7.4% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$23 million in 2009, U.S.$25 million in 2010 and U.S.$13 million in 2011 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Egypt during 2012.

Rest of Mediterranean

Our operations in the Rest of Mediterranean, which as of December 31, 2011, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 4% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 2% of our total assets in 2011.

Our Operations in South-East Europe

Overview. As of December 31, 2011, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2011, according to our estimates. We have three cement plants in Croatia with an installed capacity of 2.4 million tons per year. As of December 31, 2011, our cement plants in Croatia were not in operation due to inventory control; however, these plants operated until November 2011. As of that date, we operated 11 land distribution centers, four maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, six ready-mix concrete facilities and one aggregates quarry in Croatia.

The Cement Industry in Croatia. According to our estimates, total cement consumption in Croatia alone reached almost 3.4 million tons in 2011, a decrease of 2.1% compared to 2010.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$8 million in 2009, U.S.$10 million in 2010 and U.S.$10 million in 2011 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in South-East Europe during 2012.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2011, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2011, we owned 12 ready-mix concrete plants and a cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the UAE during 2012.

Our Operations in Israel

Overview. As of December 31, 2011, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2011, we operated 55 ready-mix concrete plants, seven aggregates quarries, one concrete products plant, one admixtures plant, one asphalt plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2009, U.S.$6 million in 2010 and U.S.$10 million in 2011 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Israel during 2012.

South America and the Caribbean

For the year ended December 31, 2011, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 11% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in South America and the Caribbean represented approximately 6% of our total installed capacity and approximately 6% of our total assets.

Our Operations in Colombia

Overview. As of December 31, 2011, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2011, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2011, our operations in Colombia represented approximately 4% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2011, these three metropolitan areas accounted for approximately 40% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an installed capacity of 2.6 million tons as of December 31, 2011. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

The Cement Industry in Colombia. According to the Institute of Cement Producers in Colombia, the installed capacity for cement in Colombia in 2011 was 17.1 million tons. According to DANE, total cement consumption in Colombia reached 10.1 million tons during 2011, an increase of 13.8% from 2010, while cement exports from Colombia reached 4 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 30% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. The “Grupo Empresarial Antioqueño,” or Argos, owns or has interests in 11 of Colombia’s 20 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 62% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 26% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Description of Properties, Plants and Equipment. As of December 31, 2011, CEMEX Colombia owned six cement plants, having a total installed capacity of 4.8 million tons per year. Two of these plants utilize the wet process and four plants utilize the dry process. In 2011, we replaced 6.9% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 11 and 52 years, respectively, assuming 2006-2010 average annual cement production levels. The operating licenses for quarries in Colombia is renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2006-2010 average annual cement production levels. As of December 31, 2011, CEMEX Colombia owned twelve land distribution centers, one mortar plant, 28 ready-mix concrete plants and six aggregates operations. As of that date, CEMEX Colombia also owned five limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2009, U.S.$19 million in 2010 and U.S.$14 million in 2011 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in Colombia during 2012.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2011, consisted primarily of our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 7% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2011.

Our Operations in Costa Rica

Overview. As of December 31, 2011, we owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our operating subsidiary in Costa Rica and a leading cement producer in the country. As of December 31, 2011, CEMEX Costa Rica operated one cement plant in Costa Rica, with an installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2011, CEMEX Costa Rica operated six ready-mix concrete plants, one aggregates quarry and one land distribution center.

The Cement Industry in Costa Rica. Approximately 1.2 million tons of cement were sold in Costa Rica during 2011, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 60% of cement sold is bagged cement.

Competition. The Costa Rican cement industry includes three producers: CEMEX Costa Rica, Holcim Costa Rica and Cementos David.

Exports. During 2011, cement exports by our operations in Costa Rica represented approximately 20% of our total production in Costa Rica. In 2011, 70% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2009, U.S.$10 million in 2010 and U.S.$7 million in 2011 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Costa Rica during 2012.

Our Operations in the Dominican Republic

Overview. As of December 31, 2011, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 13-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

The Cement Industry in the Dominican Republic. In 2011, cement consumption in the Dominican Republic reached 2.8 million tons.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; and Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln.

Description of Properties, Plants and Equipment. As of December 31, 2011, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2009, U.S.$11 million in 2010 and U.S.$9 million in 2011 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in the Dominican Republic during 2012.

Our Operations in Panama

Overview. As of December 31, 2011, we held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country. As of December 31, 2011, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 2.1 million tons per year. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and three land distribution centers.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of 2010. Additional capital expenditures were required in 2010 and 2011 due to a change in the scope of the project. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2011, we have spent approximately U.S.$242 million on the new kiln, which includes U.S.$31 million in 2007, U.S.$104 million in 2008, U.S.$83 million in 2009, U.S.$21 million in 2010 and U.S.$3.3 million in 2011. We currently expect to make capital expenditures of approximately U.S.$12.3 million in 2012 related to the new kiln.

The Cement Industry in Panama. Approximately 1.3 million cubic meters of ready-mix concrete were sold in Panama during 2011, according to our estimates. Cement consumption in Panama increased 9.2% in 2011, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Cemento Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceanico.

Capital Expenditures. We made capital expenditures of approximately U.S.$88 million in 2009, U.S.$32 million in 2010 and U.S.$15 million in 2011 in our operations in Panama, which include those related to the expansion of the Bayano plant described above. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Panama during 2012.

Our Operations in Nicaragua

Overview. As of December 31, 2011, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.6 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

The Cement Industry in Nicaragua. According to our estimates, approximately 0.7 million tons of cement, approximately 123 thousand cubic meters of ready-mix concrete and approximately 4.3 million tons of aggregates were sold in Nicaragua during 2011.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated one fixed ready-mix concrete plant and three mobile plants, two aggregates quarries and one distribution center in Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.7 million in 2009, U.S.$5 million in 2010 and U.S.$4 million in 2011 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2012.

Our Operations in Puerto Rico

Overview. As of December 31, 2011, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico. As of December 31, 2011, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 12 ready-mix concrete plants and two land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

The Cement Industry in Puerto Rico. In 2011, cement consumption in Puerto Rico reached 0.8 million tons.

Competition. The cement industry in Puerto Rico in 2011 was comprised of two cement producers: CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi, and Antilles Cement Co., an independent importer.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.9 million in 2009, U.S.$2 million in 2010 and U.S.$2 million in 2011 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2012.

Our Operations in Guatemala

Overview. In January 2006, we acquired a 51% equity interest in a cement grinding mill facility in Guatemala for approximately U.S.$17 million. As of December 31, 2011, the cement grinding mill had an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker silo close to a maritime terminal in the City of Guatemala, as well as four owned ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.4 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Guatemala during 2012.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2011, we held 100% of Readymix Argentina, S.A., which operates five ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2011, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2011, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2011, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2011, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$1 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$2 million in our Other operations in South America, Central America and the Caribbean during 2012.

On April 8, 2010, we announced our plans to contribute, as an initial investment, up to U.S.$100 million for a non-controlling interest in a new investment vehicle that was named Blue Rock Cement Holdings S.A., which would be managed by Blueprint Management Partners, and which intends to invest in heavy building materials and related assets. On April 19, 2011 this vehicle adopted the form of a S.à.r.l. (private limited liability company) and its name changed to TRG Blue Rock HBM Holdings S.à.r.l. (“TRG—Blue Rock”). TRG—Blue Rock is now managed by entities that are part of The Rohatyn Group, LLC (a privately owned firm that invests in the public equity and fixed income markets across the globe, including emerging markets of Latin America, Asia, Africa and Central and Eastern Europe). Initially, a project in Peru, which consisted of the construction of a new cement plant with an initial production capacity of approximately one million metric tons per year, had been identified. As of the date hereof, this and/or other projections in Peru are still being considered. Although we do not anticipate being in a control position to affect the decisions of TRG—Blue Rock’s management, given our investment and industry expertise, we are in discussions with TRG—Blue Rock’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, TRG—Blue Rock’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2011, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Sale of Our Operations in Australia

On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the operations in Australia resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility for our operations in Australia. For the nine months ended September 30, 2009, net sales for our operations in Australia and operating income were approximately Ps13.0 billion (approximately U.S.$964 million) and approximately Ps1.2 billion (approximately U.S.$89 million), respectively, and for the nine-month period ended September 30, 2008, approximately Ps13.9 (approximately U.S.$1.1 billion) billion and Ps1.3 billion (approximately U.S.$99 million), respectively.

Our Operations in the Philippines

Overview. As of December 31, 2011, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation and APO Cement Corporation. For the year ended December 31, 2011, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

The Cement Industry in the Philippines. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 15.8 million tons during 2011. Demand for cement in the Philippines decreased by approximately 2% in 2011 compared to 2010.

As of December 31, 2011, the Philippine cement industry had a total of 17 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2011, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2011, our operations in the Philippines included two cement plants with a total capacity of 4.5 million tons per year, one quarry dedicated to supply raw materials to our cement plants, eleven land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 17 and 14 years, assuming 2006-2010 average annual cement production levels.

Cement. For the year ended December 31, 2011, our cement operations represented 100% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2009, U.S.$14 million in 2010 and U.S.$36 million in 2011 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$37 million in our operations in the Philippines during 2012.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2011, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2011.

Our Operations in Thailand

Overview. As of December 31, 2011, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2011, CEMEX (Thailand) owned one cement plant in Thailand, with an installed capacity of approximately 1.2 million tons.

The Cement Industry in Thailand. According to our estimates, at December 31, 2011, the cement industry in Thailand had a total of 17 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made no significant capital expenditures in our operations in Thailand during 2009, and we made capital expenditures of approximately U.S.$1 million in 2010 and approximately U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2012.

Our Operations in Malaysia

Overview. As of December 31, 2011, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2011, we operated 15 ready-mix concrete plants, three asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2012.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2011, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

As of December 31, 2011, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2009, U.S.$1 million in 2010 and U.S.$2 million in 2011 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other Asian countries during 2012.

Our Trading Operations

In 2011, we traded approximately 9.1 million tons of cementitious materials, including 8.4 million tons of cement and clinker. Approximately 79% of the cement and clinker trading volume in 2011 consisted of exports from our operations in Spain, Germany, Latvia, Croatia, Mexico, the Dominican Republic, the Philippines, Costa Rica, the United States, Puerto Rico, Poland, Nicaragua, Guatemala and Egypt. The remaining approximately 21% was purchased from third parties in countries, such as South Korea, China, Belgium, Colombia, Vietnam, UAE, Turkey, Slovakia, Greece, Pakistan, Lithuania and Taiwan. As of December 31, 2011, we had trading activities in 102 countries. In 2011, we traded approximately 0.7 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 17% of our cement and clinker import volume during 2011.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory and legal matters affecting us is provided below.

Anti-Dumping

Jamaica Anti-dumping Investigation. On September 9, 2010, Jamaica’s Anti-Dumping and Subsidies Commission (the “Jamaica Commission”) issued a preliminary affirmative anti-dumping determination in its investigation of cement imported from the Dominican Republic. The Jamaica Commission based its determination on a preliminary finding of a “threat” of material injury to the sole domestic cement company (Caribbean Cement Company Limited, or CCCL). A majority of the Jamaica Commission preliminarily found that the case concerning present material injury was “inconclusive.” Also, the Jamaica Commission was “not persuaded” that “provisional tariffs” were necessary to prevent material injury to CCCL during the period between the preliminary determination and the final determination. Therefore, even though the Jamaica Commission preliminarily calculated an anti-dumping margin of 84.69% against cement imported from the Dominican Republic, no duties were imposed. On December 8, 2010, the Jamaica Commission issued a negative ruling in the case brought by CCCL against imports of cement from the Dominican Republic. The Jamaica Commission found no evidence of material injury to the domestic industry and has closed the investigation. However, on December 10, 2010, CCCL announced it needed to review the statement of reasons provided by the Jamaica Commission before deciding on its future actions on this matter. As of December 31, 2011, CCCL had not initiated any legal actions As of December 31, 2011, we had no accrued liabilities for dumping duties related to cement imported from the Dominican Republic to Jamaica, and all liabilities accrued for past anti-dumping duties have been eliminated.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$33.9 million as of December 31, 2011, based on an exchange rate of Polish Zloty 3.40624 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. On February 21, 2011, CEMEX Polska sent a letter to the Polish Court of Competition and Consumer Protection in which it kept its position and argumentation from the appeal and widely opposed to arguments and statements included in the response of the Protection Office. The decision on the fines will not be enforced until two appeal instances are exhausted. Based on the status of the case as of December 31, 2011 and on Polish court practices, these two appeal proceedings could take at least four years to be resolved. On December 31, 2011, the accounting provision created in relation with this proceeding was approximately Polish Zloty 72 million (approximately U.S.$21.1 million as of December 31, 2011, based on an exchange rate of Polish Zloty 3.40624 to U.S.$1.00).

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, CEMEX’s premises at Madrid, Spain were also subject to an inspection by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. Since the inspections began, we have received requests for information and documentation from the European Commission in September 2009, October 2010 and December 2010, and we have fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission indicated that we, as well as seven other companies, would be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On April 1, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). The European Commission also requested that CEMEX, S.A.B. de C.V. deliver a material amount of information and documentation, which we effectively delivered on August 2, 2011, after requesting additional time.

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe have filed an appeal before the General Court of the European Union for the annulment of the European Commission’s decision for information and documentation on the grounds that such request is contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court of the European Union, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court of the European Union rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The deadline for the submission by the European Commission of its rejoinder was originally March 12, 2012, but has been extended to March 27, 2012.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.’s reply submitted August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine of €438,000 (approximately U.S.$567,946.00 as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. As this stage of the proceedings, the European Commission has not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our financial results.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia or “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

On November 3, 2010, the CNC Investigative Department provided CEMEX España with a Statement of Facts (similar to a statement of objections under European Union competition law) that included allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward, could be jointly and severally liable for the investigated behavior.

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified CEMEX España of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, has been submitted to the CNC Council, together with CEMEX España’s opposition to all charges. This body will examine the case and the evidence proposed by all parties and issue a final decision. On May 17, 2011, the CNC Council decided to accept CEMEX España’s request to review the evidence presented by the other parties. As a result, the deadline for the CNC Council to issue a decision was extended to January 14, 2012. Under Spanish law, the maximum fine that could be imposed in this procedure would be 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine.

On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$648,000 as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denies any wrongdoing and has decided to file an appeal before the competent court, which must be lodged within two months from the day CEMEX España was notified of the decision. It also plans to request the interim suspension of the decision from the court until a final judgment issued. To that effect, it has requested the CNC Council to suspend the implementation of its decision until the court has decided on the requested interim measure. On February 2, 2012, the CNC Council agreed to this suspension.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, as well as a denial of the allegations, with respect to the first case. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) before the District Court in Monterrey, Mexico, to argue against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and that it notified the CFC to the effect that it complies with the resolution issued. On February 14, 2012, CEMEX was fined approximately Ps10.2 million for anticompetitive practices. CEMEX plans to appeal the resolution and denies any wrongdoing.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by a District Court in Mexico City, Mexico claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the Mexico City District Court determined that CEMEX lacked standing with its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the Mexico City District Court to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling, but CEMEX believes that legal precedent exists to establishes that third parties lack standing in these cases.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$132.2 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.147.1 million plus interest as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$169.8 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). As of December 31, 2011, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$26 million based on an exchange rate of €0.7712 to U.S.$1.00), plus an additional €7.8 million (approximately U.S.$10.2 million based on an exchange rate of €0.7712 to U.S.$1.00) as interest over the principal amount of the claim.

The District court in Düsseldorf, Germany originally called for a hearing on the merits of this case scheduled for May 26, 2011, but this hearing has been cancelled and is now rescheduled for March 1, 2012.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including CEMEX Egypt, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$3.3 million as of December 31, 2011, based on an exchange rate of Egyptian Pounds 6.030 to U.S.$1.00) from the four cement producers (5 million Egyptian Pounds, or approximately U.S.$829,187 as of December 31, 2011, based on an exchange rate of Egyptian Pounds 6.030 to U.S.$1.00, from each defendant). The plaintiffs are using a 2007 Egyptian court decision convicting all cement producers in Egypt, including CEMEX Egypt, of antitrust activities and price fixing as a precedent and as proof of their allegation.

On December 16, 2009, at the hearing for one of the cases, the plaintiffs requested the court to release CEMEX Egypt from the claim. On May 11, 2010, the court released CEMEX Egypt from the claim, and this case is now closed.

On April 24, 2010, at the hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011. Thereafter, this case was dismissed and all charges against CEMEX Egypt were dropped. The plaintiffs had 60 days to file their appeals, if any, to this ruling, which they subsequently filed before the Court of Cassation. As of the date hereof, the Court of Cassation has not yet scheduled the first hearing of Cassation for this case.

These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have an adverse impact if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. CEMEX and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which CEMEX answered on January 18, 2011. In March 2011, the direct and indirect purchaser plaintiffs filed motions for certification under Federal Rule of Civil Procedure 54(b), seeking the entry of final judgment pursuant to the court’s October 12, 2010 order so they may appeal the dismissals to the Court of Appeals for the 11th Circuit. The court denied those motions on April 15, 2011. On September 21, 2011, both groups of plaintiffs filed motions for class certification. On January 3, 2012, the court denied both motions, ruling that the cases cannot proceed as class actions. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court’s ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting that the Eleventh Circuit exercise its discretion to immediately review the trial court’s decision denying their class certification motion. As of February 23, 2012, CEMEX was in discussions to reach an agreement to settle the cases. CEMEX does not admit any wrongdoing and denies allegations of misconduct.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

Environmental Matters

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities, even conducted by prior owners or operators and, in some jurisdictions, without regard to fault or the lawfulness of the original activity.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. We believe that we are in substantial compliance with all material environmental laws applicable to us.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the year ended December 31, 2009, our environmental capital expenditures were not material. For the year ended December 31, 2010 and 2011, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$93 million and approximately U.S.$95 million, respectively. However, our environmental expenditures may increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government’s environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduría Federal de Protección al Ambiente, or PROFEPA, which is part of SEMARNAT, completed the audit of our 15 cement plants and awarded all our plants a Certificado de Industria Limpia, or Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. As of the date hereof, our cement plants have Clean Industry Certificates or are in the process of renewing them. We expect renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 15.20% of the total fuel used in our 15 operating cement plants in Mexico during 2011 was comprised of alternative fuels.

Between 1999 and December 31, 2011, our operations in Mexico have invested approximately U.S.$87.93 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. The audit to obtain the renewal of the ISO 14001 certification took place during February 2010. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

United States. CEMEX, Inc. is subject to a wide range of U.S. Federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. We therefore may have to remove or mitigate the environmental effects of the disposal or release of these substances at CEMEX, Inc.’s various operating facilities or elsewhere. We believe that our current procedures and practices for handling and managing materials are generally consistent with the industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials. See “Risk Factors—Risks Relating to Our Business—Our operations are subject to environmental laws and regulations.”

As of December 31, 2011, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$26.1 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into two settlements involving a total of $3.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California and Fairborn, Ohio plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that such cases will not have a material impact on our business or operations.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers, or the Corps, in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits of the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of the above-mentioned litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.3 million (approximately U.S.$204 million as of December 31 31, 2011, based on an exchange rate of £0.6435 to U.S.$1.00) as of December 31, 2011, and we made an accounting provision for this amount at December 31, 2011.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to specified levels, under the ETS as allowances substitutes. The main source of those credits are projects registered under the so-called Clean Development Mechanism (“CDM”), but Joint Implementation (“JI”) credits are also eligible; the difference between these credits is dependent on which country is hosting the project: CDM projects are implemented in developing countries, JI projects in developed ones.

As required by the directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). Although the overall yearly volume of allowances in Phase II is significantly lower than that during Phase I of the ETS (2005-2007), we do not see any significant risk that CEMEX will be short of allowances in Phase II. This assessment stems from various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker produced, reduced demand for our products due to the current economic circumstances, and the use of several risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, North Africa and Southeast Asia.

The Spanish NAP has been approved by the Spanish Government, reflecting the conditions that were set forth by the European Commission. The allocations made to our installations allow us to foresee a reasonable availability of allowances; nevertheless, there remains the uncertainty regarding the allocations that, against the reserve for new entrants, we intend to request for our new cement plant in Andorra (Teruel), whose construction has been postponed.

In the case of the U.K., Germany, Poland and Latvia, NAPs have been approved by the European Commission, and allowances have been issued to our existing installations.

On January 9, 2009, we received a positive answer from U.K. authorities to a request we filed in late 2008 to retain the allocation of allowances for our Barrington plant after this facility was closed permanently in November 2008 and its production moved to our South Ferriby plant.

On May 18, 2009, the Environment Ministry of the Republic of Latvia published the amount of allocation of EUAs from the New Entrants Reserve to our Broceni plant expansion project.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has issued allowances at the level already accepted by the European Commission, which is lower than the Polish government proposal by 76 million EUA per year. However, on September 23, 2009, the same Court annulled the European Commission’s decision that reduced the number of EUAs in the Polish NAP. The Court found that such reduction was not justified, arguing that the European Commission should not ignore the historical and forecasted data that Poland used to establish the basis of the NAP allocation. On March 19, 2010, the European Commission and the Government of Poland reached an agreement to maintain the originally approved cap for 2010 through 2012 (the remainder of the EU ETS Phase II period). On December 4, 2009, the European Commission appealed the Court of First Instance’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states.

Croatia has implemented an emissions trading scheme designed to be compatible with the one in force in the European Union, although no emission allowances can be exchanged between the two schemes. The first period of compliance is 2010-2012, and the final NAP was published in July 2009. We do not expect the commencement of the Croatian emissions trading scheme to substantially affect our overall position, particularly as the allocation to CEMEX Croatia is larger than previously anticipated.

In December 2008, the European Commission, Council and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector, according to their historical clinker production.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage”. Based on the criteria contained in the adopted Decision we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013 – 2020) will be sufficient to operate.

Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our conservative emissions forecast, the stream of offset credits coming from our CDM projects and our expected long position in the initial years of Phase III, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of December 31, 2011, the price of carbon dioxide allowances for Phase II on the spot market was approximately €6.90 per ton (approximately U.S.$8.95 as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 7% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain a barrier to entry.

United States. There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico will be required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the amendments. Although we obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court on appeal ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Since the Mexican Supreme Court’s decision does not pertain to an amount of taxes due or other tax obligations, we will self-assess any taxes due through the submission of amended tax returns. We have not yet determined the amount of tax or the periods affected, but the amount could be material. If the Mexican tax authorities do not agree with our self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which could be material and may impact our cash flows.

The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, were no longer allowed to deduct liabilities from calculation of the asset tax. We believed that the Asset Tax Law, as amended, was against the Mexican Constitution. We challenged the Asset Tax Law through appropriate constitutional action (juicio de amparo), and the Mexican Supreme Court ruled that the reform did not violate the Mexican Constitution. In addition, the Mexican Supreme Court ordered the lower courts to resolve all pending proceedings based upon criteria provided by the Mexican Supreme Court. However, we will not be affected by this resolution since we have already calculated and paid the applicable asset tax in accordance with the Mexican Asset Tax Law.

The asset tax was imposed at a rate of 1.25% on the value of most of the assets of a Mexican corporation. The asset tax was “complementary” to the corporate income tax (impuesto sobre la renta) and, therefore, was payable only to the extent it exceeded payable income tax.

In 2008, the Asset Tax Law was abolished and a new applicable to all Mexican corporations was enacted, known as the Impuesto Empresarial a Tasa Única (Single Rate Corporate Tax), or IETU, which is a form of alternative minimum tax.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform will require CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 is taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$752 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$588.5 million as of December 31, 2011, based on an exchange rate of Mexican Ps13.96 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$157.5 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) was recognized under “Retained earnings,” taking into consideration special provisions under MFRS for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. As of June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

On March 31, 2010, additional tax rules (miscelanea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provide certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$23.2 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the “1999 to 2004” period. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$36.2 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the “1999-2004” period, and also included the first payment of 25% of the Additional Consolidation Taxes for the “2005” period. The remaining 50% of the Additional Consolidation Taxes for the “1999-2004” period will be paid in the next 3 years, and the remaining 75% of the Additional Consolidation Taxes for the “2005” period will be paid in the next 4 years, both according to the proportions mentioned above.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$207.7 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) against a credit to “Retained earnings.” In addition, after accounting for the following that took place in 2010: a) cash payments of Ps325 million (approximately U.S.$23.2 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00); b) income tax from subsidiaries paid to the Parent Company for Ps2.4 billion (approximately U.S.$171.9 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00); and c) other adjustments of Ps358 million (approximately U.S.$25.6 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$723.5 million as of December 31, 2011, based on an exchange rate of Ps13.87 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: a) cash payments in the amount of Ps506 million (approximately U.S.$36.2 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00); b) income tax from subsidiaries paid to the Parent Company in the amount of Ps2.3 billion (approximately U.S.$164.7 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00); and c) other adjustments in the amount of Ps485 million (approximately U.S.$34.7 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$888.2 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) as of December 31, 2011.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment for approximately Ps995.6 million (approximately U.S.$71.3 million as of December 31, 2011 based on an exchange rate of Ps13.96 to U.S.$1.00) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases, the law allowed for the cost of goods sold to be deducted. However, since there were inventories as of December 31, 2004, a transition provision of the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some subsidiaries. The authorities argued that because of this offset, the right to use such losses at the consolidated level had been lost and, therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

In our U.S. GAAP reconciliation of our 2009 and 2010 financial statements, an expense of approximately Ps2.2 billion (U.S.$171 million) and an income of approximately Ps2.9 billion (U.S.$236 million), respectively, was recognized under “Retained earnings” under MFRS and were reclassified under U.S. GAAP to income tax revenue for the period in 2010 and income tax expense for the period in 2009.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens, in the amount of approximately Ps1.3 billion (approximately U.S.$89.6 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) and approximately Ps759 million (approximately U.S.$54.3 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00).

On February 3, 2012, Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. filed a claim against the November 16, 2011 assessments.

United States. As of the date hereof, the Internal Revenue Service (“IRS”) has issued various Notices of Proposed Adjustment (“NOPAs”) for the years 2005 through 2007 proposing a number of adjustments. CEMEX has requested the opportunity to discuss and negotiate these with the IRS field team before they are finalized as formal Revenue Agent Reports. CEMEX anticipates that this process of discussion and negotiation, together with subsequent administrative and legal processes that CEMEX may avail itself of if discussion and negotiation do not produce an acceptable settlement, may take an extended period of time, and management is uncertain that these issues will be settled in the next twelve months. CEMEX believes it has adequately reserved for its uncertain tax positions; however, there can be no assurance that the outcome of the IRS negotiations will not require further provisions for taxes.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $43 billion Colombian Pesos (approximately U.S.$22.3 million as of December 31, 2011, based on an exchange rate of 1,942.70 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $69 billion Colombian Pesos (approximately U.S.$35.8 million as of December 31, 2011, based on an exchange rate of 1,942.70 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25 percent of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. The official assessment was appealed by CEMEX Colombia on September 27, 2011, and the Colombian Tax Authority has one year to resolve the appeal.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $90 billion Colombian Pesos (approximately U.S.$46.7 million as of December 31, 2011, based on an exchange rate of 1,942.70 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $144 billion Colombian Pesos (approximately U.S.$74.7 million as of December 31, 2011, based on an exchange rate of 1,942.70 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the special proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia will appeal the final determination no later than by February 15, 2012.

At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia in either of the special proceedings described above.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the ICSID seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas was seeking: (a) a declaration that the government of Venezuela was in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. The arbitral tribunal issued its decision in favor of jurisdiction on December 30, 2010.

Separately, the government of Venezuela had claimed that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce these interim measures in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. In December of 2010, the Venezuelan Attorney General’s office filed a complaint before the Maritime Court of the First Instance, Caracas, again seeking an order for the transfer of the vessels and damages for the allegedly unlawful deprivation of Venezuela’s use and enjoyment of the vessels.

On November 30, 2011, following negotiations with the government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX Caracas and the government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX Caracas received compensation for the expropriation of CEMEX Venezuela in the form of (i) a cash payment of approximately U.S.$240 million and (ii) notes issued by PDVSA which nominal value and interest income to maturity totaled U.S.$360 million. Additionally, as part of the settlement, claims, including the above referenced claim regarding the three transportation vessels, among all parties and their affiliates were released, and all intercompany payments due (approximately U.S.$154 million) from or to CEMEX Venezuela to and from CEMEX affiliates, as the case may be, were cancelled. As a result of this settlement agreement, CEMEX Caracas and the government of Venezuela agreed to withdraw its ICSID arbitration.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately $100 billion Colombian Pesos (approximately U.S.$51.4 million as of December 31, 2011, based on an exchange rate of $1,942.70 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the court in cash $337.8 billion Colombian Pesos (approximately U.S.$173.9 million as of December 31, 2011, based on an exchange rate of $1,942.70 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of $20 billion Colombian Pesos (approximately U.S.$10.3 million as of December 31, 2011, based on an exchange rate of $1,942.70 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or Cemex Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, Cemex Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Cemex Croatia’s mining concession. Immediately after publication of the Master Plans, Cemex Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Cemex Croatia constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master

Plans; this appeal is currently under review by the Constitutional Court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding seeking a declaration from the Government of Croatia confirming that Cemex Croatia acquired rights under the mining concessions. The ruling of the Croatian administrative body confirms that the Cemex Croatia acquired rights according to the previous decisions. The Administrative Court in Croatia has ruled in favor of Cemex Croatia, validating the legality of the mining concession granted to Cemex Croatia by the Government of Croatia, in September 2005. We are still waiting for an official declaration from the Constitutional Court regarding an open question that Cemex Croatia has formally made as to whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the Constitutional Court will enable us to seek compensation for the losses caused by the proposed border changes.

Personal Injury Lawsuit in Puerto Rico. On April 21, 2007, the First Instance Court for the Commonwealth of Puerto Rico issued a summons against our subsidiary Hormigonera Mayagüezana Inc., or Hormigonera, seeking damages in the amount of U.S.$39 million, after the death of two people in an accident in which a Hormigonera concrete mixer truck was involved. This case was handled by the insurance broker AON, since the claim was covered by CEMEX’s insurance policy. The insurance companies MAPFRE and Zurich settled the case in June 2009 for approximately U.S.$1.05 million, which was covered completely by the insurance policies and not by CEMEX Puerto Rico. A final ruling adjudicating the controversy was issued by the court on September 4, 2009. In the ruling the court acknowledged and accepted the settlement agreement reached by the parties, which covered all claims. The settlement agreement awarded a specific amount in compensatory damages to each of the plaintiffs, as well as a full voluntary dismissal and waiver of all filed and future related claims against all defendants in the case.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry seeks U.S.$60 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEC/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS and AMEC/Zachry have filed new motions challenging CEMEX Florida’s amended complaint. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. CEMEX filed a motion to dismiss FLS’s crossclaims. On November 18, 2010, the Florida State court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida. The parties have since further amended their pleadings to add new claims and defenses and continue to conduct discovery. Motions on discreet issues are pending before the court. Until discovery is substantially complete, we remain unable to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Florida or CEMEX Materials.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano, S.A. to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano, S.A. shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano, S.A. filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of the date hereof, the Panamanian Autoridad de Aeronaútica Civil has not yet issued a ruling pursuant to our request for reconsideration. We will continue the negotiations with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Australian Takeovers Panel Litigation. On August 12, 2007, the Australian Takeovers Panel (the “Panel”) published a declaration of unacceptable circumstances, namely, that CEMEX’s May 7, 2007 announcement that it would allow Rinker shareholders to retain the final dividend of $0.25 Australian Dollars per Rinker share constituted a departure from CEMEX’s announcement on April 10, 2007 that its offer of U.S.$15.85 per share was its “best and final offer.” On September 27, 2007, the Panel ordered CEMEX to pay compensation of $0.25 Australian Dollars per share to certain Rinker shareholders for the net number of Rinker shares in which they disposed of a beneficial interest during the period from April 10, 2007 to May 7, 2007. CEMEX believes that the market was fully informed by its announcements on April 10, 2007, and notes that the Panel made no finding that CEMEX breached any law. On September 27, 2007, the Panel made an order staying the operation of the orders until further notice pending CEMEX’s application for judicial review of the Panel’s decision. CEMEX applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. CEMEX’s appeal to the full court of the Federal Court of Australia was dismissed on June 30, 2009, and CEMEX did not seek to appeal to the High Court. Accordingly, the Panel’s orders came into effect and CEMEX was required by August 11, 2009 to invite the relevant shareholders to make claims for the compensation ordered by the Panel by August 11, 2009 unless the shareholder was able to demonstrate to the Australian Securities & Investments Commission that special circumstances applied. As of December 31, 2011, CEMEX had deposited a total of approximately $16.62 million Australian Dollars (approximately U.S.$17.0 million as of December 31, 2011, based on an exchange rate of $0.9769 Australian Dollars to U.S.$1.00) into a bank account against which payments to claimants have been made (“Special Purpose Account”). As of December 31, 2011, CEMEX has made payouts for $16.41 million Australian Dollars (approximately U.S.$16.8 million as of December 31, 2011, based on an exchange rate of $0.9769 Australian Dollars to U.S.$1.00) to successful claimants. As all deadlines in relation to making claims under the Panel’s orders have expired, CEMEX has no further liability or potential liability to make payments under those orders. CEMEX has withdrawn the remaining balance from the Special Purpose Account, leaving only the amount to account for checks still unpresented.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and will enter into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court will be withdrawn and all ancillary claims that were held in abeyance will be dismissed.

Strabag Arbitration. Following an auction process, we (through our subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$402.0 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to our recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, we notified Strabag that we considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, we rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that our rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$194.5 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to our request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.04 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000 (approximately U.S.$1.3 million as of December 31, 2011, based on an exchange rate of €0.7712 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. We consider Strabag’s counterclaim to be unfounded, and we will continue to demand that Strabag respond to CEMEX for the damages caused by Strabag’s breach of contract. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, we submitted our reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules, the evidentiary hearing took place from May 2 to May 9, 2011. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011, concluding this stage of the proceedings, and we are now awaiting the arbitral tribunal’s final award, which is expected to be issued within the first six months of 2012.

Colombia Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as $300 billion Colombian Pesos (approximately U.S.$154.4 million as of December 31, 2011, based on an exchange rate of $1,942.70 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our financial results.

As of the date hereof, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.